centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

RECEIVED
2007 OCT -2 P 2:31

2 October 2007

082-04518

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA




07027052

SUPPL

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
OCT 04 2007
THOMSON FINANCIAL

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 30336
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus for Centrica plc U.S.$4,000,000,000 Euro Medium Term Note Programme 2007

To view the full document, please paste the following URL into the address bar of your browser.

[RNS will insert the URL of your PDF prospectus]

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085

DISCLAIMER – INTENDED ADDRESSEES

Please note that the Information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

centrica

BASE PROSPECTUS

CENTRICA plc

(incorporated in England and Wales with limited liability under registered number 3033654)

U.S.$4,000,000,000
Euro Medium Term Note Programme

Under this U.S.$4,000,000,000 Euro Medium Term Note Programme (the **Programme**), Centrica plc (the **Issuer**) may from time to time issue notes (the **Notes**) denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

Notes may be issued in bearer or registered form (respectively **Bearer Notes** and **Registered Notes**). The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed U.S.$4,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "*Overview of the Programme*" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a **Dealer** and together the **Dealers**), which appointment may be for a specific issue or on an ongoing basis. References in this Base Prospectus to the **relevant Dealer** shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to purchase such Notes.

An investment in Notes issued under the Programme involves certain risks. For a discussion of these risks see "*Risk Factors*".

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the **UK Listing Authority**) for Notes issued under the Programme during the period of 12 months from the date of this Base Prospectus to be admitted to the official list of the UK Listing Authority (the **Official List**) and to the London Stock Exchange plc (the **London Stock Exchange**) for such Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market.

References in this Base Prospectus to Notes being **listed** (and all related references) shall mean that such Notes have been admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market and have been admitted to the Official List. The London Stock Exchange's Gilt Edged and Fixed Interest Market is a regulated market for the purposes of Directive 93/22/EEC (the **Investment Services Directive**).

Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "*Terms and Conditions of the Notes*") of Notes will be set out in a final terms document (the **Final Terms**) which, with respect to Notes to be listed on the London Stock Exchange, will be delivered to the UK Listing Authority and the London Stock Exchange.

The Programme provides that Notes may be listed or admitted to trading, as the case may be, on such other or further stock exchanges or markets as may be agreed between the Issuer and the relevant Dealer. The Issuer may also issue unlisted Notes and/or Notes not admitted to trading on any market.

Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency. The rating of the Notes to be issued under the Programme will be specified in the applicable Final Terms.

The Issuer may agree with any Dealer and The Law Debenture Trust Corporation p.l.c. (the **Trustee**) as trustee for the holders of the Notes that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event a supplemental Base Prospectus, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Dealers

ABN AMRO
Barclays Capital
Citi
HSBC
Mitsubishi UFJ Securities International plc
The Royal Bank of Scotland

Banc of America Securities Limited
BNP PARIBAS
Deutsche Bank
JPMorgan Cazenove
RBC Capital Markets

The date of this Base Prospectus is 28th September, 2007.

This Base Prospectus comprises a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the Prospectus Directive).

The Issuer (the Responsible Person) accepts responsibility for the information contained in this Base Prospectus. To the best of the knowledge and belief of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Base Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

Subject as provided in the applicable Final Terms, the only persons authorised to use this Base Prospectus in connection with an offer of Notes are persons named in the applicable Final Terms as the relevant Dealer or the Managers, as the case may be.

Copies of Final Terms will be available from the registered office of the Issuer and the specified office set out below of each of the Paying Agents (as defined below).

This Base Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "*Documents Incorporated by Reference*"). This Base Prospectus shall be read and construed on the basis that such documents are incorporated and form part of this Base Prospectus.

The Trustee and the Dealers have not independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Trustee or the Dealers as to the accuracy or completeness of the information contained or incorporated in this Base Prospectus or any other information provided by the Issuer in connection with the Programme. Neither the Trustee nor any Dealer accepts any liability in relation to the information contained or incorporated by reference in this Base Prospectus or any other information provided by the Issuer in connection with the Programme.

No person is or has been authorised by the Issuer to give any information or to make any representation not contained in or not consistent with this Base Prospectus or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Trustee or any of the Dealers.

Neither this Base Prospectus nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, the Trustee or any of the Dealers that any recipient of this Base Prospectus or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Base Prospectus nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuer, the Trustee or any of the Dealers to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Base Prospectus nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Trustee and the Dealers expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme or to advise any investor in the Notes of any information coming to their attention.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the Securities Act) and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (see "*Subscription and Sale*" below).

This Base Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Base Prospectus and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Trustee and the Dealers do not represent that this Base Prospectus may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Trustee or the Dealers which is intended to permit a public offering of any Notes or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Base Prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this

Base Prospectus or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Base Prospectus and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Base Prospectus and the offer or sale of Notes in the United States and the European Economic Area (including the United Kingdom), see "*Subscription and Sale*" below.

This Base Prospectus has been prepared on the basis that any offer of Notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of Notes. Accordingly any person making or intending to make an offer in that Relevant Member State of Notes which are the subject of an offering contemplated in this Base Prospectus as completed by final terms in relation to the offer of those Notes may only do so in circumstances in which no obligation arises for the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. Neither the Issuer nor any Dealer have authorised, nor do they authorise, the making of any offer of Notes in circumstances in which an obligation arises for the Issuer or any Dealer to publish or supplement a prospectus for such offer.

All references in this document to U.S. dollars, U.S.$ and $ refer to United States dollars, to C$ refer to Canadian dollars, to Sterling and £ refer to pounds sterling, and to euro and € refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

TABLE OF CONTENTS

Overview of the Programme 5
Risk Factors 9
Documents Incorporated by Reference 17
Form of the Notes 18
Applicable Final Terms 21
Terms and Conditions of the Notes 32
Use of Proceeds 54
Description of the Issuer 55
Directors and Senior Management of the Issuer 56
Description of the Centrica Group 58
United Kingdom Taxation 61
Subscription and Sale 63
General Information 65

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in accordance with all applicable laws and rules.

OVERVIEW OF THE PROGRAMME

The following overview does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Base Prospectus and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Final Terms. The Issuer and any relevant Dealer may agree that Notes shall be issued in a form other than that contemplated in the Terms and Conditions, in which event, in the case of listed Notes only and if appropriate, a supplemental Base Prospectus will be published.

This Overview constitutes a general description of the Programme for the purposes of Article 22.5(3) of Commission Regulation (EC) No 809/2004 implementing the Prospectus Directive.

Words and expressions defined in "*Form of the Notes*" and "*Terms and Conditions of the Notes*" below shall have the same meanings in this Overview.

Issuer:	Centrica plc
Description:	Euro Medium Term Note Programme
Dealers:	ABN AMRO Bank N.V. Banc of America Securities Limited Barclays Bank PLC BNP Paribas Citigroup Global Markets Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. Mitsubishi UFJ Securities International plc Royal Bank of Canada Europe Limited The Royal Bank of Scotland plc and any other Dealers appointed in accordance with the Programme Agreement.
Risk Factors:	There are certain factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme. These are set out under "*Risk Factors*". In addition, there are certain factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme. These are set out under "*Risk Factors*" and include the fact that the Notes may not be a suitable investment for all investors, certain risks relating to the structure of particular Series of Notes and certain market risks.
Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "*Subscription and Sale*" below) including the following restrictions applicable at the date of this Base Prospectus. **Notes having a maturity of less than one year** Notes having a maturity of less than one year will, if the proceeds of the issue are accepted in the United Kingdom, constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a denomination of at least £100,000 or its equivalent, see "*Subscription and Sale*" below.
Trustee:	The Law Debenture Trust Corporation p.l.c.
Principal Paying Agent:	HSBC Bank plc
Registrar:	Such person as shall be appointed by the Issuer prior to the issue of Registered Notes or Exchangeable Bearer Notes (as defined below) of any Series in accordance with the Agency Agreement.

Programme Size:	Up to U.S.$4,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement) outstanding at any time. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.
Currencies:	Subject to any applicable legal or regulatory restrictions, any currency agreed between the Issuer and the relevant Dealer.
Redenomination:	The applicable Final Terms may provide that certain Notes may be redenominated in euro.
Maturities:	The Notes will have such maturities as may be agreed between the Issuer and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency (as indicated in the Final Terms).
Issue Price:	Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.
Form of Notes:	The Notes will be issued in bearer or registered form as described in the applicable Final Terms. Notes may be issued in bearer form only (**Bearer Notes**), in bearer form exchangeable for Registered Notes (**Exchangeable Bearer Notes**) or in registered form only (**Registered Notes**). Each Tranche of Bearer Notes and Exchangeable Bearer Notes will be represented on issue by a Temporary Global Note (as defined below) if (i) definitive Notes are to be made available to Noteholders (as defined below) following the expiry of 40 days after their issue date or (ii) such Notes have an initial maturity of more than one year and are being issued in compliance with the D Rules (as defined in "*Overview of the Programme – Selling Restrictions*" below), otherwise such Tranche will be represented by a Permanent Global Note (as defined below). Registered Notes will be represented either (i) in certificated form (**certificated Registered Notes**) or (ii) in uncertificated form (**uncertificated Registered Notes**) comprising those Registered Notes which for the time being are uncertificated units of a security in accordance with the Uncertificated Securities Regulations 2001 (the **Uncertificated Securities Regulations**). Certificated Registered Notes will be represented by Certificates (as defined below), one Certificate being issued in respect of each Noteholder's entire holding of certificated Registered Notes of one Series.
Initial Delivery of Notes:	On or before the issue date for each Tranche, the Global Note representing Bearer Notes or Exchangeable Bearer Notes may be deposited with a common depositary for Euroclear (as defined below) and Clearstream, Luxembourg (as defined below). Global Notes may also be deposited with any other clearing system or may be delivered outside any clearing system provided that the method of such delivery has been agreed in advance by the Issuer, the Trustee, the Principal Paying Agent (as defined below) and the relevant Dealer.

Fixed Rate Notes: Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer and on redemption, and will be calculated on the basis of such Day Count Fraction (as defined below) as may be agreed between the Issuer and the relevant Dealer.

Floating Rate Notes: Floating Rate Notes will bear interest at a rate determined:

(a) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2006 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or

(b) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or

(c) on such other basis as may be agreed between the Issuer and the relevant Dealer.

The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.

Index Linked Notes: Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer may agree.

Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes: Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both.

Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period (as defined below), as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates (as defined below), and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer.

Dual Currency Notes: Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree.

Zero Coupon Notes: Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.

Redemption: The applicable Final Terms will indicate either that the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer and/or the Noteholders upon giving notice to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer.

The applicable Final Terms may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Final Terms.

Notes having a maturity of less than one year are subject to restrictions on their denomination and distribution, see "*Certain Restrictions: Notes having a maturity of less than one year*" above.

Denomination of Notes: Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer save that the minimum denomination of each Note will be such amount as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency, see "*Certain Restrictions - Notes having a*

maturity of less than one year" above, and save that the minimum denomination of each Note admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive will be €50,000 (or, if the Notes are denominated in a currency other than euro, the equivalent amount in such currency).

Taxation: All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by any Tax Jurisdiction, subject as provided in Condition 8. In the event that any such deduction is made, the Issuer will, save in certain limited circumstances provided in Condition 8, be required to pay additional amounts to cover the amounts so deducted.

Negative Pledge: The terms of the Notes will contain a negative pledge provision as further described in Condition 4.

Cross Default: The terms of the Notes will contain a cross default provision as further described in Condition 10.

Status of the Notes: The Notes will constitute direct, unconditional, unsubordinated and, subject to the provisions of Condition 4, unsecured obligations of the Issuer and will rank *pari passu* among themselves and (save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

Rating: The rating of certain Series of Notes to be issued under the Programme may be specified in the applicable Final Terms. Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

Listing: Application has been made to the UK Listing Authority for Notes issued under the Programme to be admitted to the Official List and to the London Stock Exchange for such Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market.

Notes may be listed or admitted to trading, as the case may be, on other or further stock exchanges or markets agreed between the Issuer and the relevant Dealer in relation to the Series. Notes which are neither listed nor admitted to trading on any market may also be issued.

The applicable Final Terms will state whether or not the relevant Notes are to be listed and/or admitted to trading and, if so, on which stock exchanges and/or markets.

Governing Law: The Notes will be governed by, and construed in accordance with, English law.

Selling Restrictions: There are restrictions on the offer, sale and transfer of the Notes in the United States and the European Economic Area (including the United Kingdom) and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes, see "*Subscription and Sale*" below.

United States Selling Restrictions: The Issuer is a Category 2 issuer for the purposes of Regulation S under the United States Securities Act of 1933, as amended.

The Notes will be issued in compliance with U.S. Treasury Regulations §1.163-5(c)(2)(i)(D) (the **D Rules**) unless (i) the applicable Final Terms states that Notes are issued in compliance with U.S. Treasury Regulations §1.163-5(c)(2)(i)(C) (the **C Rules**) or (ii) the Notes are issued other than in circumstances in which the Note will not constitute **registration required obligations** under the United States Tax Equity and Fiscal Responsibility Act of 1982 (**TEFRA**), which circumstances will be referred to in the applicable Final Terms as a transaction to which TEFRA is not applicable.

RISK FACTORS

The Issuer believes that the following factors may affect its ability to fulfil its obligations under Notes issued under the Programme. Most of these factors are contingencies which may not occur. The Issuer is not in a position to express a view on the likelihood of any such contingency occurring.

In addition, factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme are also described below.

The Issuer believes that the factors described below represent the principal risks inherent in investing in Notes issued under the Programme, but the inability of the Issuer to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Base Prospectus and reach their own views prior to making any investment decision.

Factors that may affect the Issuer's ability to fulfil its obligations under Notes Issued under the Programme

Level of competitive activity

The Group (as defined in "Description of the Issuer" on page 55) operates in the energy supply markets in the UK, North America and Continental Europe that are highly competitive specifically in the UK and increasingly so in North America. These markets are subject to customer churn rates that are sensitive to price changes and levels of customer service.

The Group also operates in the competitive home services markets in both the UK and North America. In the UK, competitive pressures are increasing as existing energy providers and other service providers, such as insurance companies, seek to strengthen their market position.

To ensure the retention of its competitive position, the Group needs to create attractive customer propositions (including good customer service), maintain an efficient cost structure and, for energy supply, procure energy competitively. Accordingly the Group actively monitors customer trends and competitor activity to respond to changing circumstances by developing retention campaigns and innovative customer propositions and has temporarily engaged additional staff to manage the implementation of a new billing system for residential customers and to help improve levels of customer service. In tandem, the Group retains a strong focus on reducing operating costs, as failure to sustain competitive cost levels will challenge the achievement of operating margin objectives.

British Gas Brand

As part of the demerger in 1997 (see "Description of the Centrica Group" on page 58) the Issuer was assigned ownership of the British Gas trade mark and related logos for use in the UK. BG Group plc has the right to call for a reassignment of this intellectual property if control of the Issuer is acquired by a third party. If, as a result of a change of control, the Issuer is unable to continue to use the British Gas trade mark and logos, this could adversely affect its competitive position.

Security of supply

As the indigenous gas reserves have declined, the UK, and so the Group, has become increasingly reliant on supplies from mainland Europe and other parts of the world. Accordingly, a key element of security of supply is access to these reserves and the reliability of the transmission and distribution networks operated by third parties both in the UK and abroad. The potential threat of terrorism in relation to certain markets and assets is an increasing risk. Any break in this supply chain caused by asset, network or counterparty failure could jeopardise the supply to end customers. This could impact cash flow forecasts and operating costs of the Group.

To respond to this changing environment, the Group has supported new infrastructure development to bring gas to the UK. In addition the Group continues to take steps to acquire assets and long term supply contracts to replace its declining gas reserves. The Group will aim to continue to secure and develop such gas and power assets in the UK and overseas and continually review the security arrangements to protect those assets.

Health, safety and the environment

The Group faces inherent health and safety risks due to the large scale onshore and offshore assets that it operates, and the millions of home visits its service businesses in the UK and North America make to customers each year. The Group is committed to maintaining high standards of health and safety, and believes it has well developed processes to reflect this risk. Although the likelihood of significant incidents is low, the risk context in which the Group operates means that the possibility of incidents cannot be entirely ruled out. This could have a marked impact on gas and/or electricity production or brand damage in the domestic gas home services sector.

The Group's activities have an impact on the environment and in early 2006, the Group's Corporate Responsibility Committee undertook a review of scientific, political and economic positions on climate change. As a result, a high-level advisory group was established to review the Group's strategy for managing the risks and opportunities created by climate change.

The climate change strategy recognises both the risks and opportunities that will shape the Group's future operating environment and ultimately the longer-term success of its business. These include regulatory and legislative factors, reducing energy consumption patterns, growing demand for low carbon products and services, and the reputational benefits of taking a leadership position.

Outsourcing and offshoring

The Group has entered into a number of outsourcing contracts, some of which are offshore, in respect of certain support functions for its UK and North America businesses. As with any contractual relationship, including outsourcing and offshoring, there are inherent risks to be considered and mitigated. The oversight and effective management of complex contracts across multiple service providers in the UK, North America and India is a significant area of focus for the Group's management team.

Information systems

Large and effective information systems are critical for the efficient management and accurate, timely billing of the Group's customers as well as supporting the upstream trading and optimisation activities of the Group. Any significant disruption to these systems could affect the Group's operations. Accordingly, the Group continues to invest in such systems. These change programmes carry implementation risks and therefore have strong project management and business continuity plans.

People

The Group employs in the region of 30,000 people: the attraction and retention of skilled personnel is a critical factor in the successful execution of the Group strategy from the provision of enhanced customer service through new systems and processes to the development and management of upstream assets. Failure to retain key personnel or maintain employee relations could compromise achievement of that strategy. The Group therefore exercises a strong focus on ensuring it has appropriate reward schemes and succession plans in place to attract and retain key personnel.

Commodity prices

The Group's energy requirements to serve its gas and electricity customers are dependent on the wholesale commodity markets for gas, oil, coal, carbon and power prices, all of which have been volatile in recent years. While the outlook for the rest of 2007 and 2008 suggests a relatively more stable market place, particularly in gas, driven by greater supply as new pipelines to the UK have come into operation, this will always be subject to external market events. Further consolidation particularly between companies with significant upstream resources could lead to a less liquid market due to the reduction in available counterparties with whom to trade.

To mitigate this risk, the Group optimises its asset and contract portfolio based on analysis of its supply and demand position and the commodity markets in which it operates. The management of the risks are overseen by the Financial Risk Management Committee. The Group's policy is to hedge a proportion of the exposure for a number of years ahead linked to the underlying profiles of its customers' energy requirements supplemented by the use of financial instruments such oil and gas swaps, gas derivatives and bilateral agreements for gas and power.

Consumption

Gas sales volumes, and to a lesser extent electricity sales volumes, are affected by temperature and other weather factors. In addition, customers' demand behaviour will be influenced by the national economic climate, gas and electricity prices and an increasing awareness of the environmental impact of energy use. Furthermore, the development and application of new technologies, either from the use of domestic energy generating units e.g. micro-combined heat and power units, and/or greater use of demand-side management technology e.g. smart metering, could affect demand in the medium term and affect the Group's cash flow forecasts. The Group monitors consumption trends, develops weather hedge strategies and seeks to inform customers through the provision of energy saving advice and products.

Regulatory and political factors

The energy markets in the UK, North America and Continental Europe are subject to comprehensive operating requirements as defined by the relevant sector regulators and/or government departments. As participants in these markets, amendments to the regulatory regime could have an impact on the Group achieving its financial goals. Furthermore, the Group is obliged to comply with supply and wholesale industry procedures, specifically around the customer transfer process and balancing mechanisms. Amendments could be made to these procedures and processes without the Group's support which could have an impact on its operating costs. The Group is subject to regulated charges for transportation and distribution of energy. Material increases in these charges will increase the Group's cost of sales, to the extent that any such increases are not able to be passed on to customers. In the UK, Ofgem is currently engaged in the 2008 - 2013 Gas Distribution Price Control Review.

Following the publication of the Energy White Paper in May 2007 which outlined its proposals for future UK energy policy, the Government is now consulting on policy issues such as the future of the Renewables Obligation, the Carbon Emission Reduction Target (formerly known as the Energy Efficiency Commitment), measures to improve the planning system for new energy infrastructure projects and proposals for changes to energy billing and metering, all of which could impact upon the Group's operating costs.

In Europe, there are encouraging signs regarding the liberalisation of European energy markets. The need for effective competition is emphasised by the current level of consolidation activity in Europe, which could not only impact the Group's participation in continental Europe but also its ability to source and transport gas across continental Europe to the UK.

In North America, the risk of political or regulatory intervention in energy markets remains an uncertainty and could have an impact on the projected growth of the Group's operations. Whilst the 2007 session of the Texas Legislature concluded without any material changes to the electricity market or competition rules there, this issue remains in the political spotlight and could be reviewed during the next Legislative session which begins in early 2009. In addition, reviews regarding energy de-regulation, particularly electricity, are underway or planned in a number of jurisdictions where the Group is active in the market, most notably in Alberta.

In order to mitigate these risks, the Group continues to monitor political and regulatory developments/agendas and engage with the relevant stakeholders through comprehensive ongoing contact programmes in place with regulators, government ministers and senior officials.

Cash forecasts and headroom

Cash forecasts identifying the liquidity requirements for the Group are produced frequently. These are stress-tested for different scenarios and are reviewed regularly by the Board to ensure that sufficient headroom exists for at least a 12-month period. Any failure to maintain sufficient headroom could impact on the Group's operations. The Group's policy is to maintain a minimum level of committed facilities and ensure that a proportion of debt should be long-term and spread over a range of maturities. As at 30 June 2007, the Group had undrawn committed facilities of £1.3 billion, which is used to support the US commercial paper programme.

Currency

Through wholly-owned US and Canadian subsidiaries and wholly-owned and partly-owned European entities, the Group has operational exposure in US and Canadian dollars and euros. The Group's policy is to maintain the sterling value of its foreign currency investment through balance sheet hedging instruments. US dollar, Canadian dollar and euro balance sheet translation exposure is hedged by maintaining a portfolio of US commercial paper programme borrowing or foreign currency derivative financial liabilities which approximate to the net asset value of the foreign operations.

All other material foreign currency cash flow exposure is hedged where cash flow hedge accounting treatment can be achieved. Where this cannot be achieved the Group's Financial Risk Management Committee decides on the appropriate hedging treatment for other material exposures on a case by case basis.

Interest rate

The Group's policy is to actively manage interest rate risk on long-term borrowings while ensuring that the exposure to fixed rates remains within a 30% to 70% range. This is achieved by using derivative financial instruments, such as interest rate swaps, to adjust the interest basis of the portfolio of long-term debt. At the end of 2006, debt had been raised on both a fixed and floating rate basis.

Counterparty

The Board's policy is to limit counterparty exposures by setting credit limits for each counterparty, where possible by reference to published credit ratings. Exposures are measured in relation to the nature, market value and maturity of each contract or financial instrument. Surplus cash is invested in short-term financial instruments and only deposited with counterparties with minimum long-term and short-term credit ratings of A3/A-/A-or P1/A-1F1 from any of Moody's, S&P or Fitch Ratings. Energy trading activities are undertaken with counterparties for whom specific credit limits are set. Exposures are reviewed by the Financial Risk Management Committee.

Pensions

The Group maintains a variety of pension schemes including defined benefit schemes. The pension fund liabilities are partially matched with a portfolio of assets, which leaves potential risk around the mortality rate, wage inflation and returns on assets. In addition, actions by the Pensions Regulators or the Trustees and/or any material revisions to the existing pension legislation could require increased contributions by the Group to the pension fund.

Credit rating

The current strong credit rating of the Group (long-term debt: A3 (Moody's Investors Service, Inc. (**Moody's**)), A negative outlook (Standard & Poor's Rating Services (**S&P**)); short-term debt: P-2 (Moody's), A-1 negative outlook (S&P)), means that it benefits from high levels of credit for its existing counterparty relationships. Any material deterioration of this rating will mean that the Group will need to increase its levels of security for existing energy procurement contracts which may have a material effect on its cash position or limit its ability to trade in commodity markets.

Factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme

The Notes may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes and the information contained or incorporated by reference in this Base Prospectus or any applicable supplement;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments. Sophisticated institutional investors generally do not purchase complex financial instruments as stand-alone investments. They purchase complex financial instruments as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of the most common such features:

Notes subject to optional redemption by the Issuer

An optional redemption feature of Notes is likely to limit their market value. During any period when the Issuer may elect to redeem Notes, the market value of those Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or to other factors (each, a **Relevant Factor**). In addition, the Issuer may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) they may lose all or a substantial portion of their principal;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable will likely be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

The historical experience of an index should not be viewed as an indication of the future performance of such index during the term of any Index Linked Notes. Accordingly, prospective investors should consult their own financial and legal advisers about the risk entailed by an investment in any Index Linked Notes and the suitability of such Notes in light of their particular circumstances.

Partly-paid Notes

The Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of his investment.

Variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar

related features, their market values may be even more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

Inverse Floating Rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of those Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Fixed/Floating Rate Notes

Fixed/Floating Rate Notes may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest rate will affect the secondary market and the market value of the Notes since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Notes may be less favourable than then prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium from their principal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

Risks related to Notes generally

Set out below is a brief description of certain risks relating to the Notes generally:

Modification, waivers and substitution

The conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, agree to (i) any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of Notes or (ii) determine without the consent of the Noteholders that any Event of Default or potential Event of Default shall not be treated as such or (iii) the substitution of any successor in business to the Issuer or of a Subsidiary either of the Issuer or any successor in business to the Issuer as principal debtor under any Notes in place of the Issuer or any successor in business to the Issuer, in the circumstances described in Conditions 15 and 16 of the conditions of the Notes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have adopted similar measures (a withholding system in the case of Switzerland).

If a payment is made or collected through a Member State which has opted for a withholding system and an amount of, or in respect of, tax is withheld from that payment, neither the Issuer nor any Paying Agent nor any other person will be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax. If a withholding tax is imposed on payment made by a Paying Agent, the

Issuer will be required to maintain a Paying Agent in a Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.

Change of law

The conditions of the Notes are based on English law in effect as at the date of this Base Prospectus. No assurance can be given as to the impact of any possible judicial decision or change to English law or administrative practice after the date of this Base Prospectus.

Notes where denominations involve integral multiples: definitive Notes

In relation to any issue of Notes which have denominations consisting of a minimum Specified Denomination plus one or more higher integral multiples of another smaller amount, it is possible that such Notes may be traded in amounts that are not integral multiples of such minimum Specified Denomination. In such a case a holder who, as a result of trading such amounts, holds an amount which is less than the minimum Specified Denomination in his account with the relevant clearing system at the relevant time may not receive a definitive Note in respect of such holding (should definitive Notes be printed) and would need to purchase a principal amount of Notes such that its holding amounts to a Specified Denomination.

If definitive Notes are issued, holders should be aware that definitive Notes which have a denomination that is not an integral multiple of the minimum Specified Denomination may be illiquid and difficult to trade.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Notes in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the **Investor's Currency**) other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (1) the Investor's Currency equivalent yield on the Notes, (2) the Investor's Currency equivalent value of the principal payable on the Notes and (3) the Investor's Currency equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed

above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) Notes are legal investments for it, (2) Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents which have previously been published or are published simultaneously with this Base Prospectus and have been filed with the Financial Services Authority shall be incorporated in and form part of, this Base Prospectus:

(a) the auditors' report and audited consolidated and non-consolidated annual financial statements for the financial year ended 31st December, 2006 which appear on pages 42 to 110 of the annual report for the year ended 31st December, 2006;

(b) the auditors' report and audited consolidated and non-consolidated annual financial statements for the financial year ended 31st December, 2005 which appear on pages 38 to 118 of the annual report for the year ended 31st December, 2005; and

(c) the unaudited interim financial statements of the Issuer for the six months ended 30th June, 2007.

Following the publication of this Base Prospectus a supplement may be prepared by the Issuer and approved by the UK Listing Authority in accordance with Article 16 of the Prospectus Directive. Statements contained in any such supplement (or contained in any document incorporated by reference therein) shall to the extent applicable (whether expressly, by implication or otherwise) be deemed to modify or supersede statements contained in this Base Prospectus or in a document which is incorporated by reference in this Base Prospectus. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this Base Prospectus.

Copies of documents incorporated by reference in this Base Prospectus can be obtained from the registered office of the Issuer and from the specified office of the Paying Agent for the time being in London.

The Issuer will, in the event of any significant new factor, material mistake or inaccuracy relating to information included in this Base Prospectus which is capable of affecting the assessment of any Notes, prepare a supplement to this Base Prospectus or publish a new Base Prospectus for use in connection with any subsequent issue of Notes.

The Issuer has undertaken to the Dealers in the Programme Agreement (as defined in "*Subscription and Sale*" below) that it will comply with section 87G of the Financial Services and Markets Act 2000.

FORM OF THE NOTES

BEARER NOTES

Initial Issue

Each Tranche of Bearer Notes (including Exchangeable Bearer Notes) will be issued in the form of a temporary global note (a **Temporary Global Note**) or if so specified in the applicable Final Terms a permanent global note (a **Permanent Global Note** together with a Temporary Global Note, the **Global Notes, each a Global Note**) which will be delivered on or prior to the original issue date of the Tranche to a common depositary (the **Common Depositary**) for Euroclear Bank S.A./N.V. (**Euroclear**) and Clearstream Banking, société anonyme (**Clearstream, Luxembourg**).

Upon deposit of the Temporary Global Note(s) with the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed.

Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Principal Paying Agent.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms.

Relationship of Accountholders with Clearing Systems

Each of the persons shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a Note represented by a Global Note must look solely to Euroclear and/or Clearstream, Luxembourg for his share of each payment made by the Issuer to the bearer of such Global Note and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear and/or Clearstream, Luxembourg. Such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Issuer will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

Exchange

Temporary Global Notes

Each Temporary Global Note will be exchangeable (free of charge to the holder) on or after the Exchange Date either:

(i) if the applicable Final Terms indicates that such Global Note is issued in compliance with the C Rules or in a transaction to which TEFRA is not applicable, in whole, but not in part, for definitive Bearer Notes; or

(ii) otherwise, in whole or in part, upon certification as to non-U.S. beneficial ownership (in a form to be provided) for interests in a Permanent Global Note or, if so provided in the applicable Final Terms, for definitive Bearer Notes or, if the Temporary Global Note is also an Exchangeable Bearer Note, certificated Registered Notes.

Permanent Global Notes

Each Permanent Global Note will be exchangeable (free of charge to the holder) on or after the Exchange Date in whole but not, except as provided under "Partial Exchange of Permanent Global Notes" below, in part for:

(a) definitive Bearer Notes with, where applicable, receipts, interest coupons and talons attached, upon:

(i) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Principal Paying Agent as described therein; or

(ii) only upon the occurrence of an Exchange Event; for these purposes, **Exchange Event** means that (i) an Event of Default (as defined in Condition 10) has occurred and is continuing or (ii) if the Permanent Global Note is held on behalf of Euroclear and Clearstream, Luxembourg, the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system is available. The Issuer will promptly give notice to Noteholders in accordance with Condition 14 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) may give notice to the Principal Paying Agent requesting exchange; or

(iii) at any time at the Issuer's request; or

(b) if the Permanent Global Note is an Exchangeable Bearer Note, certificated Registered Notes upon the holder of an interest in such Permanent Global Note giving notice to the Principal Paying Agent of its election to exchange the whole of such Global Note for certificated Registered Notes.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Note without any requirement for certification.

Partial Exchange of Permanent Global Notes

For so long as a Permanent Global Note is held on behalf of a clearing system and the rules of that clearing system permit, the Permanent Global Note will be exchangeable (free of charge to the holder) on or after the Exchange Date in part on one or more occasions for:

(a) if the Permanent Global Note is an Exchangeable Bearer Note, certificated Registered Notes upon the holder of an interest in such Permanent Global Note giving notice to the Principal Paying Agent of its election to exchange a part of such Global Note for certificated Registered Notes; or

(b) definitive Bearer Notes if so provided in, and in accordance with, the Conditions (which will be set out in the applicable Final Terms) relating to partly-paid Notes.

Exchange Date means, in relation to a Temporary Global Note, the day falling after the expiry of 40 days after its issue date and, in relation to a Permanent Global Note, a day falling not less than 60 days, or in the case of an exchange for certificated Registered Notes five days, after that on which notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Principal Paying Agent is located and in the city in which the relevant clearing system is located.

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	2 October, 2007
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	**68** (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

Legend

The following legend will appear on all Bearer Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:

> "ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or interest coupons.

Transfers

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Partly-paid Notes

The provisions relating to partly-paid Notes are not set out in this Base Prospectus but will be contained in the applicable Final Terms and thereby in the Global Notes. While any instalments of the subscription moneys due from the holder of partly-paid Notes are overdue, no interest in a Global Note may be exchanged for an interest in a Permanent Global Note or for definitive Bearer Notes or certificated Registered Notes (as the case may be). If any Noteholder fails to pay any instalment due on any partly-paid Notes within the time specified, the Issuer may forfeit such Notes (subject to the provisions of the applicable Final Terms and relevant provisions of law) and shall have no further obligation to their holder in respect of them.

REGISTERED NOTES

Initial Issue

Each Tranche of Registered Notes will initially be issued in either:

(i) uncertificated form (**uncertificated Registered Notes**), comprising Registered Notes which are for the time being uncertificated units of a security in accordance with the Uncertificated Securities Regulations 2001 (as amended from time to time); or

(ii) certificated form (**certificated Registered Notes**).

Uncertificated Registered Notes will initially be credited to the subscribers' CREST accounts on the issue date thereof upon certification as to non-U.S. beneficial ownership.

Certificated Registered Notes will be represented by registered certificates (**Certificates**) and will initially be delivered to the subscribers thereof upon certification as to non-U.S. beneficial ownership. Each Certificate shall represent the entire holding of certificated Registered Notes of each Series by the same holder.

Certificates will, on issue, be delivered to the subscribers thereof upon certification as to non-U.S. beneficial ownership.

Transfers

Title to Registered Notes will pass upon registration in the register (the **Register**) which the Issuer shall procure to be kept by the Registrar in accordance with the provisions of the Agency Agreement, unless applicable law provides otherwise or provides for additional formalities for transfer of title.

APPLICABLE FINAL TERMS

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme.

[Date]

CENTRICA PLC
Issue of [Currency] [Aggregate Nominal Amount of Tranche] [Title of Notes] due [ ]
under the U.S.$4,000,000,000
Euro Medium Term Note Programme

PART A - CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 28th September, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing during normal business hours at and copies may be obtained from the registered office of the Issuer at Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD and from HSBC Bank plc at 8 Canada Square, London E14 5HQ.

[*The following alternative language applies if the first tranche of an Issue which is being increased was issued under a Base Prospectus with an earlier date.*

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the **Conditions**) set forth in the Offering Circular dated [*original date*]. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**) and must be read in conjunction with the Base Prospectus dated 28th September, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Base Prospectus dated 28th September, 2007 and the Offering Circular dated [*original date*]. Copies of such Base Prospectus and Offering Circular are available for viewing during normal business hours at and copies may be obtained from the registered office of the Issuer at Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD and from HSBC Bank plc at 8 Canada Square, London E14 5HQ.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Final Terms.*]

[*When adding any other final terms or information consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.*]

If the Notes have a maturity of less than one year, the minimum denomination must be £100,000 or its equivalent in any other currency.

1.	Issuer:		Centrica plc
2.	(i)	Series Number:	[ ]
	(ii)	Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*
3.	Specified Currency or Currencies:		[ ]
4.	Aggregate Nominal Amount:		
	(i)	Series:	[ ]
	(ii)	Tranche:	[ ]

5.	(i)	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] *(if applicable)*
6.	(i)	Specified Denomination(s):	[ ] *(Note – where multiple denominations above €50,000 or equivalent are being used the following sample wording should be followed:* *"€50,000 and integral multiples of €1,000 in excess thereof up to and including €99,000. No Notes in definitive form will be issued with a denomination above €99,000.")* *(N.B. If an issue of Notes is (i) NOT admitted to trading on an European Economic Area exchange; and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, the €50,000 minimum denomination is not required)*
	(ii)	Calculation Amount:	[ ] *(If only one Specified Denomination, insert the Specified Denomination.* *If more than one Specified Denomination, insert the highest common factor. Note: There must be a common factor in the case of two or more Specified Denominations.)*
7.	(i)	Issue Date [and Interest Commencement Date]:	[ ]
	(ii)	Interest Commencement Date (if different from the Issue Date):	[*Specify*/Issue Date/Not Applicable] *(N.B. An Interest Commencement Date will not be relevant for certain Notes, for example Zero Coupon Notes)*
8.	Maturity Date:		[*Fixed rate - specify date/Floating rate* - Interest Payment Date falling in or nearest to *[specify month]*]
9.	Interest Basis:		[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other – including, if appropriate, the exercise price or the final reference price of the underlying*] (further particulars specified below)
10.	Redemption/Payment Basis:		[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other – including, if appropriate, the exercise price or the final reference price of the underlying*]

			(N.B. If the Final Redemption Amount is not 100 per cent. of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply)
11.	Change of Interest Basis or Redemption/Payment Basis:		[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis*]
12.	Put/Call Options:		[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	(i)	Status of the Notes:	Senior
	(ii)	[Date [Board] approval for issuance of Notes obtained:	[ ]] *(N.B. Only relevant where Board (or similar) authorisation is required for the particular tranche of Notes)*
14.	Method of distribution:		[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly]/other (*specify*) in arrear] *(If payable other than annually, consider amending Condition 5)*
	(ii)	Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] *(NB: This will need to be amended in the case of long or short coupons)*
	(iii)	Fixed Coupon Amount(s): *(Applicable to Notes in definitive form)*	[ ] per Calculation Amount
	(iv)	Broken Amount(s): *(Applicable to Notes in definitive form)*	[ ] per Calculation Amount, payable on the Interest Payment Date falling [in/on] [ ]]
	(v)	Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or [*specify other*]]
	(vi)	[Determination Date(s):	[ ] in each year *(Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* *(NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration* *(NB: Only relevant where Day Count Fraction is Actual/Actual (ICMA))*]
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
16.	Floating Rate Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*

(i)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii)	First Interest Payment Date:	[ ]
(iii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[*specify other*]]
(iv)	Additional Business Centre(s):	[ ]
(v)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/*specify other*]
(vi)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vii)	Screen Rate Determination:	
	— Reference Rate:	[ ] *(Either LIBOR, EURIBOR or other, although additional information is required if other - including fall back provisions in the Agency Agreement)*
	— Interest Determination Date(s):	[ ] *(Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)*
	— Relevant Screen Page:	[ ] *(In the case of EURIBOR, if not Reuters EURIBOR01 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)*
(viii)	ISDA Determination:	
	— Floating Rate Option:	[ ]
	— Designated Maturity:	[ ]
	— Reset Date:	[ ]
(ix)	Margin(s):	[+/-] [ ] per cent. per annum
(x)	Minimum Rate of Interest:	[ ] per cent. per annum
(xi)	Maximum Rate of Interest:	[ ] per cent. per annum
(xii)	Day Count Fraction:	[Actual/Actual (ISDA) Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 30E/360 (ISDA) Other] *(See Condition 5 for alternatives)*
(xiii)	Fall back provisions, rounding	[ ]

		provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	
17.	Zero Coupon Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Accrual Yield:	[ ] per cent. per annum
	(ii)	Reference Price:	[ ]
	(iii)	Any other formula/basis of determining amount payable:	[ ]
	(iv)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 7(e)(iii) and (j) apply/*specify other*] *(Consider applicable day count fraction if not U.S. dollar denominated)*
18.	Index Linked Interest Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)* (N.B. If the Final Redemption Amount is other than 100 per cent. of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply)
	(i)	Index/Formula:	[*Give or annex details*]
	(ii)	Name and address of Calculation Agent:	[ ]
	(iii)	Party responsible for calculating the Rate of Interest (if not the Calculation Agent) and the Interest Amount (if not the Agent):	[ ]
	(iv)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[*Need to include a description of market disruption or settlement disruption events and adjustment provisions*]
	(v)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(vi)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/*specify other*]
	(vii)	Additional Business Centre(s):	[ ]
	(viii)	Minimum Rate of Interest:	[ ] per cent. per annum
	(ix)	Maximum Rate of Interest:	[ ] per cent. per annum
	(x)	Day Count Fraction:	[ ]
19.	Dual Currency Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)* (N.B. If the Final Redemption Amount is other than 100 per cent. of the nominal value the

			Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply)
	(i)	Rate of Exchange/method of calculating Rate of Exchange:	[*Give or annex details*]
	(ii)	Party, if any, responsible for calculating the principal and/or interest due (if not the Agent):	[ ]
	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[*Need to include a description of market disruption or settlement disruption events and adjustment provisions*]
	(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Optional Redemption Date(s):	[ ]
	(ii)	Optional Redemption Amount and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount
	(iii)	If redeemable in part:	
		(c) Minimum Redemption Amount:	[ ]
		(d) Maximum Redemption Amount:	[ ]
	(iv)	Notice period (if other than as set out in the Conditions):	[ ] (*N.B. If setting notice periods which are different from those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Principal Paying Agent or Trustee*)
21.	Investor Put:		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Optional Redemption Date(s):	[ ]
	(ii)	Optional Redemption Amount and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount
	(iii)	Notice period (if other than as set out in the Conditions):	[ ] (*N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing*

		systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Principal Paying Agent or Trustee)
22.	Final Redemption Amount of each Note:	[ ] per Calculation Amount/*specify other*/see Appendix] *(N.B. If the Final Redemption Amount is not 100 per cent. of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply)*
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 7(e)):	[[ ] per Calculation Amount/*specify other*/see Appendix]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	[Bearer Notes: [Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for definitive Bearer Notes [on 60 days' notice given at any time/only upon an Exchange Event/at any time at the request of the Issuer]]* [Temporary Global Note exchangeable for [definitive Bearer Notes/certificated Registered Notes] on and after the Exchange Date]* [Permanent Global Note exchangeable for [definitive Bearer Notes/certificated Registered Notes] [on [60/5] days' notice given at any time/only upon an Exchange Event/at any time at the request of the Issuer]]* [The Notes are Exchangeable Bearer Notes] [Registered Notes: [certificated]/[uncertificated] Registered Notes] *[Name and address of Registrar and Transfer Agent(s)]* *(Note that, in the case of Registered Notes or Exchangeable Bearer Notes, it will be necessary to appoint a Registrar and Transfer Agent(s))* *(Ensure that this is consistent with the wording in the "Form of the Notes" section in the Base Prospectus and the Notes themselves. *N.B. The exchange upon notice/at any time options should not be expressed to be applicable if the Specified Denomination of the Notes in paragraph 6 includes language substantially to the following effect: "€50,000 and integral multiples of €1,000 in excess thereof up to and including €99,000.")).*

25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] (*Note that this paragraph relates to the place of payment and not Interest Period end dates to which sub-paragraphs 16(iv) and 18(vii) relate*)
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details. N.B. a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*]
28.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	[Not Applicable/*give details*]
	(ii) Instalment Date(s):	[Not Applicable/*give details*]
29.	Redenomination applicable:	Redenomination [not] applicable (*If Redenomination is applicable, specify the terms of the redenomination in an Annex to the Final Terms*)
30.	Other final terms:	[Not Applicable/*give details*] (*When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive*)

DISTRIBUTION

31.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*] (*Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers.)*
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
	(iii) Date of [Subscription] Agreement:	[ ]
32.	If non-syndicated, name of relevant Dealer:	[*Name*]
33.	U.S. Selling Restrictions:	[Reg. S Compliance Category; TEFRA D/TEFRA C/TEFRA not applicable]
34.	Additional selling restrictions:	[Not Applicable/*give details*]

LISTING AND ADMISSION TO TRADING

35.	(i) Listing and Admission to trading:	[Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on [*specify relevant regulated market (for example the Bourse de Luxembourg, the London Stock Exchange's Gilt Edged and Fixed Interest Market or the Regulated Market of the Irish Stock Exchange) and, if relevant,*

		admission to an official list (for example, the Official List of the UK Listing Authority)] with effect from [ ].] [Application is expected to be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on [*specify relevant regulated market (for example the Bourse de Luxembourg, the London Stock Exchange's Gilt Edged and Fixed Interest Market or the Regulated Market of the Irish Stock Exchange) and, if relevant, admission to an official list (for example, the Official List of the UK Listing Authority)*] with effect from [ ].] [Not Applicable.]
(ii)	Estimate of total expenses related to admission to trading:	[ ]

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on [*specify relevant regulated market (for example, the Bourse de Luxembourg, the London Stock Exchange's Gilt Edged and Fixed Interest Market or the Regulated Market of the Irish Stock Exchange) and, if relevant, admission to an official list (for example, the Official List of the UK Listing Authority)*] of the Notes described herein pursuant to U.S.$4,000,000,000 Euro Medium Term Note Programme of CENTRICA PLC.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. [[*Relevant third party information, for example in compliance with Annex XII to the Prospectus Directive Regulation in relation to an index or its components*] has been extracted from [*specify source*]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by [*specify source*], no facts have been omitted which would render the reproduced information inaccurate or misleading.]

Signed on behalf of Centrica plc:

By: ....

Duly authorised

PART B - OTHER INFORMATION

1. RATINGS

Ratings: The Notes to be issued have been rated:

[S & P: [ ]]
[Moody's: [ ]]
[[Other]: [ ]]

(The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating)

2. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

[Save for any fees payable to the [Managers/Dealers], so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. - *Amend as appropriate if there are other interests*]

[When adding any other description, consideration should be given as to whether such matters described constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.]

3. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) [Reasons for the offer [ ]

(ii) [Estimated net proceeds:] [ ]

(iii) [Estimated total expenses:] [ ]

(N.B. If the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies (i) above is required where the reasons for the offer are different from making profit and/or hedging certain risks and, where such reasons are inserted in (i), disclosure of net proceeds and total expenses at (ii) and (iii) above are also required)

4. YIELD *(Fixed Rate Notes only)*

Indication of yield: [ ]

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

5. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes only)*

[Need to include details of where past and future performance and volatility of the index/formula can be obtained.]

[Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained.]

(When completing this paragraph consideration should be given as to whether such matters described constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.)

The Issuer [intends to provide post – issuance information [*specify what information will be reported and where it can be obtained*] [does not intend to provide post issuance information]]

(N.B. The above applies if the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies.)

6. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT** (*Dual Currency Notes only*)

[Need to include details of where past and future performance and volatility of the relevant rates can be obtained.]

(N.B. The above applies if the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies.)

[(When completing this paragraph, consideration should be given as to whether such matters described constitute "significant new factors" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive.)]

7. **OPERATIONAL INFORMATION**

(i)	ISIN Code:	[ ]
(ii)	Common Code:	[ ]
(iii)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
(iv)	Delivery:	Delivery [against/free of] payment
(v)	Names and addresses of initial Paying Agent(s):	[ ]
(vi)	Names and addresses of additional Paying Agent(s) (if any):	[ ]

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note, each definitive Note and each Certificate, in the case of definitive Notes and Certificates only if permitted by the relevant stock exchange (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note or Certificate will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Final Terms in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note, definitive Note and Certificate. Reference should be made to the "Form of Final Terms" for a description of the content of Final Terms which will specify which of such terms and conditions are to apply to the relevant Notes.

This Note is one of a Series (as defined below) of Notes constituted by a Trust Deed (such Trust Deed as amended and/or supplemented and/or restated from time to time, the **Trust Deed**) dated 7th September, 2001 between Centrica plc (the **Issuer**) and The Law Debenture Trust Corporation p.l.c. (the **Trustee**, which expression shall include all persons for the time being trustee or trustees under the Trust Deed) as trustee for the Noteholders (as defined below). These terms and conditions (the **Conditions**) include summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the form of the Bearer Notes, Certificates, Receipts, Coupons and Talons referred to below.

References herein to the **Notes** shall be references to the Notes of this Series.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an amended and restated Agency Agreement (such Agency Agreement as amended and/or supplemented and/or restated from time to time, the **Agency Agreement**) dated 28th September, 2007 and made between the Issuer, the Trustee and HSBC Bank plc as issuing and principal paying agent (the **Principal Paying Agent**, which expression shall include any additional or successor issuing and principal paying agent) and the other paying agents named therein (together with the Principal Paying Agent, the **Paying Agents**, which expression shall include any additional or successor paying agents).

Interest bearing definitive Bearer Notes (as defined below) have interest coupons (**Coupons**) and, if indicated in the applicable Final Terms, talons for further Coupons (**Talons**) attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Bearer Notes repayable in instalments have receipts (**Receipts**) for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes and Certificates do not have Receipts, Coupons or Talons attached on issue.

The final terms for this Note (or the relevant provisions thereof) are set out in Part A of the Final Terms attached to or endorsed on this Note which supplement these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the **applicable Final Terms** are to Part A of the Final Terms (or the relevant provisions thereof) attached to or endorsed on this Note.

Subject as provided in Condition 1, any reference to **Noteholders** or **holders** in relation to any Notes shall mean (in the case of Bearer Notes) the bearer of the Bearer Notes and (in the case of Registered Notes) the persons in whose names the Registered Notes are registered. Any reference herein to **Receiptholders** shall mean the bearers of the Receipts and any reference herein to **Couponholders** shall mean the bearers of the Coupons and shall, unless the context otherwise requires, include the bearers of the Talons.

As used herein, **Tranche** means Notes which are identical in all respects (including as to listing and admission to trading) and **Series** means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the principal office of the Trustee, at Fifth Floor, 100 Wood Street, London EC2V 7EX, and at the specified office of each of the Principal Paying Agent, the Registrar, the other Paying Agents and the Transfer Agents (such Principal Paying Agent, Paying Agents, Transfer Agents and the Registrar being

together referred to as the **Agents**). Copies of the applicable Final Terms are available for viewing at and copies may be obtained from the registered office of the Issuer at Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD and from HSBC Bank plc at 8 Canada Square, London E14 5HQ save that, if this Note is neither admitted to trading on a regulated market in the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospective Directive, the applicable Final Terms will only be obtainable by a Noteholder holding one or more Notes and such Noteholder must produce evidence satisfactory to the Issuer and the relevant Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Final Terms which are applicable to them. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed and the Agency Agreement.

Words and expressions defined in the Trust Deed, the Agency Agreement or used in the applicable Final Terms shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Agency Agreement and the Trust Deed, the Trust Deed will prevail and, in the event of any inconsistency between the Agency Agreement or the Trust Deed and the applicable Final Terms, the applicable Final Terms will prevail.

1. Form, Denomination and Title

The Notes are in bearer form (**Bearer Notes**, which expression includes Notes that are specified to be Exchangeable Bearer Notes) or in registered form (**Registered Notes**) as specified in the applicable Final Terms and serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

Bearer Notes are represented either by a note in global form (**Global Note**) or by definitive Notes in bearer form (**definitive Bearer Notes**).

All Registered Notes shall have the same Specified Denomination. Where Exchangeable Bearer Notes are issued, the Registered Notes for which they are exchangeable shall have the same Specified Denomination as the lowest Specified Denomination of the Exchangeable Bearer Notes.

The Registered Notes may be in uncertificated form (**uncertificated Registered Notes**), comprising Registered Notes which are for the time being uncertificated units of a security in accordance with the Uncertificated Securities Regulations 2001 (as amended from time to time) (the **Uncertificated Securities Regulations**) or in certificated form (**certificated Registered Notes**).

Certificated Registered Notes are represented by registered certificates (**Certificates**) and each Certificate shall represent the entire holding of certificated Registered Notes of each Series by the same holder.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending on the Redemption/Payment Basis shown in the applicable Final Terms.

Definitive Bearer Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Bearer Notes, Receipts and Coupons will pass by delivery. Title to the Registered Notes will pass upon registration in the register (the **Register**) which the Issuer shall procure to be kept by the Registrar in accordance with the provisions of the Agency Agreement (unless applicable law provides otherwise or provides for additional formalities for transfer of title) and on which shall be entered the names and addresses of the holders of Registered Notes and the particulars of the Registered Notes held by them and of all transfers of Registered Notes, distinguishing between certificated and uncertificated Registered Notes in accordance with the Uncertificated Securities Regulations.

The Issuer, the Trustee and any Agent will (except as otherwise required by law) deem and treat the bearer of any Bearer Note, Receipt or Coupon and the registered holder of any Registered Note as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing

thereon (or on the Certificate representing it) or notice of any previous loss or theft thereof (or of the related Certificate)) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Bearer Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V. (**Euroclear**) and/or Clearstream Banking, société anonyme (**Clearstream, Luxembourg**), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Bearer Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Bearer Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error or proven error) shall be treated by the Issuer, the Trustee and the Agents as the holder of such nominal amount of such Bearer Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Bearer Notes, for which purpose the bearer of the relevant Global Note shall be treated by the Issuer, the Trustee and any Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions **Noteholder** and **holder of Notes** and related expressions shall be construed accordingly. Bearer Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms.

2. Exchange of Exchangeable Bearer Notes and Exchange and Transfers of Registered Notes

(a) Exchange of Exchangeable Bearer Notes

Subject as provided in Condition 2(f), Exchangeable Bearer Notes may be exchanged for the same aggregate principal amount of certificated Registered Notes by submission of a duly completed request for exchange (**Exchange Request**) substantially in the form provided in the Agency Agreement, copies of which are available from the specified office of the Registrar or any Transfer Agent and upon surrender of each Exchangeable Bearer Note to be exchanged, together with all unmatured Receipts, Coupons and Talons relating to it, at the specified office of any Transfer Agent. Registered Notes may not be exchanged for Bearer Notes. Bearer Notes that are not Exchangeable Bearer Notes may not be exchanged for Registered Notes.

(b) Exchange and Transfers of Registered Notes

Exchange of certificated Registered Notes for uncertificated Registered Notes and *vice versa* shall be effected in accordance with the Uncertificated Securities Regulations and the rules, practices and procedures of a relevant system (as defined below).

One or more certificated Registered Notes may be transferred upon the surrender (at the specified office of the Registrar or any Transfer Agent) of the Certificate representing such certificated Registered Notes to be transferred, together with the form of transfer endorsed in such Certificate duly completed and executed and such other evidence as the Registrar or Transfer Agent may reasonably require. In the case of a transfer of part only of a holding of certificated Registered Notes represented by a Certificate, a new Certificate shall be issued to the transferee in respect of the part transferred and a further new Certificate in respect of the balance of the holding not transferred shall be issued to the transferor.

Transfers of uncertificated Notes shall be effected by means of a relevant system.

No transfer of Registered Notes will be valid unless and until entered on the Register.

In these Conditions, **relevant system** has the meaning given to it in regulation 3 of the Uncertificated Securities Regulations.

(c) Exercise of Options or Partial Redemption in respect of Registered Notes

In the case of an exercise of the Issuer's or a Noteholder's option in respect of, or a partial redemption of, a holding of certificated Registered Notes, a new Certificate, if required, shall be issued to the holder to reflect the exercise of such option or in respect of the balance of the holding not redeemed.

New Certificates shall only be issued against the surrender of the existing Certificates to the Registrar or any Transfer Agent. In the case of a transfer of certificated Registered Notes to a holder who is already a holder of certificated Registered Notes, a new Certificate representing the enlarged holding shall

only be issued against surrender of the Certificate representing the existing holding to the Registrar or any Transfer Agent.

(d) Delivery of New Certificates

Each new Certificate to be issued pursuant to Condition 2(a) or (b) shall be available for delivery five business days after receipt by any Transfer Agent or the Registrar of the relevant Exchange Request or form of transfer together, if applicable, with the Certificate for exchange or transfer. Each new Certificate to be issued pursuant to Condition 2(c) shall be available for delivery from the relevant due date of redemption. Delivery of the new Certificate(s) shall be made either at the specified office of the Transfer Agent or of the Registrar (as the case may be) to whom delivery or surrender of such Exchange Request, form of transfer, Put Notice or Certificate has been made or, at the option of the holder making such delivery or surrender as aforesaid and as specified in the relevant Exchange Request, form of transfer, Put Notice or otherwise in writing, by uninsured post at the risk of the holder entitled to the new Certificate to such address as may be so specified, unless such holder requests otherwise and pays in advance to the relevant Agent the costs of such other method of delivery and/or such insurance as it may specify. In this Condition 2(d), business day means a day, other than a Saturday or Sunday, on which banks are open for business in the place of the specified office of the relevant Transfer Agent or the Registrar (as the case may be).

(e) Exchange free of charge

Exchange and transfer of Notes and Certificates on registration, transfer, partial redemption or exercise of an option shall be effected without charge by or on behalf of the Issuer, the Registrar or the Transfer Agents, but upon payment of any tax, duty or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar or Transfer Agent may reasonably require).

(f) Closed Period

No Noteholder may require the transfer of a Registered Note to be registered or an Exchangeable Bearer Note to be exchanged for one or more Registered Note(s):

(i) during the period of seven days ending on the due date for redemption of that Note;

(ii) subject as provided below, after any such Note has been called for redemption;

(iii) during the period of seven days immediately preceding any Record Date (as defined in Condition 6(d)) and ending on (and including) the next Interest Payment Date or date for payment of an Instalment Amount; or

(iv) in respect of which a Noteholder's redemption option pursuant to Condition 7(d) has been exercised.

An Exchangeable Bearer Note called for redemption may, however, be exchanged for one or more certificated Registered Notes in respect of which the Certificate is simultaneously surrendered not later than the relevant Record Date.

3. Status of the Notes

The Notes and any relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 4) unsecured obligations of the Issuer and rank *pari passu* among themselves and (save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

4. Negative Pledge

So long as any of the Notes remains outstanding the Issuer will ensure that no Relevant Indebtedness (as defined below) of the Issuer or any of its Principal Subsidiaries (as defined below) will be secured by any Security Interest (as defined below) upon, or with respect to, any of the present or future business, undertaking, assets or revenues (including any uncalled capital) of the Issuer or any of its Principal Subsidiaries unless the Issuer shall, in the case of the creation of the Security Interest, before or at the same time and, in any other case, promptly, take any and all action necessary to ensure that:

(i) all amounts payable by it under the Notes, the Receipts, the Coupons and the Trust Deed are secured by the Security Interest equally and rateably with the Relevant Indebtedness to the satisfaction of the Trustee; or

(ii) such other Security Interest or other arrangement (whether or not it includes the giving of a Security Interest) is provided either (A) as the Trustee shall in its reasonable discretion

deem not materially less beneficial to the interests of the Noteholders or (B) as shall be approved by an Extraordinary Resolution (which is defined in the Trust Deed as a resolution duly passed by a majority of not less than three-fourths of the votes cast thereon) of the Noteholders.

For the purposes of these Conditions:

(a) **Excluded Subsidiary** at any time means a Subsidiary of the Issuer:

(1) (A) which is either (x) a special purpose company whose principal assets are constituted by a project or projects or (y) is incorporated and conducts its business primarily outside the United Kingdom; and

(B) none of whose indebtedness is directly or indirectly the subject of security or a guarantee, indemnity or any other form of assurance, undertaking or support from the Issuer or any of its Principal Subsidiaries or, where such security, guarantee or indemnity or other form of assurance, undertaking or support is provided, the liability of the Issuer and its Principal Subsidiaries thereunder is contractually limited to and cannot in any circumstances exceed at any time an amount equal to £50,000,000 or its equivalent in any other currency or currencies; and

(C) which has been designated as such by the Issuer by written notice to the Trustee; provided that the Issuer may give written notice to the Trustee at any time that any Excluded Subsidiary is no longer an Excluded Subsidiary, whereupon it shall cease to be an Excluded Subsidiary; or

(2) which has a banking licence or its equivalent in any jurisdiction;

(b) **Principal Subsidiary** means a Subsidiary of the Issuer (not being an Excluded Subsidiary):

(1) (A) whose total assets represent not less than 20 per cent. of the consolidated total assets of the Issuer and its Subsidiaries taken as a whole; or

(B) whose external turnover is more than 20 per cent. of the consolidated turnover of the Issuer and its Subsidiaries,

all as calculated by reference to the then latest audited consolidated accounts of the Issuer and the then latest audited accounts of its Subsidiaries; or

(2) to which is transferred all or substantially all of the business, undertaking or assets of a Subsidiary which immediately prior to such transfer is a Principal Subsidiary whereupon the transferor Subsidiary shall immediately cease to be a Principal Subsidiary and the transferee Subsidiary shall immediately become a Principal Subsidiary but shall cease to be a Principal Subsidiary under this sub-paragraph (2) (but without prejudice to the provisions of sub-paragraph (1) above) upon publication of its next audited accounts.

A report by the Directors of the Issuer that in their opinion a Subsidiary of the Issuer is or was or was not at any particular time or throughout any specified period a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties;

(c) **Relevant Indebtedness** means:

(i) any indebtedness for or in respect of any notes, bonds or other debt securities having an original maturity of more than one year which (with the consent of the issuer of the indebtedness) are for the time being listed or traded on a stock exchange or other recognised securities market, other than any notes, bonds or other debt securities issued by an acquired Subsidiary prior to the date of the acquisition and not issued in contemplation of such acquisition; and

(ii) any guarantee or indemnity in respect of any such indebtedness;

(d) **Security Interest** means any mortgage, charge, lien, pledge or other security interest, but shall not include any security interest over cash created or arising solely or principally in connection with, and for the purpose of, a defeasance arrangement; and

(e) **Subsidiary** means a subsidiary within the meaning of Section 736 of the Companies Act 1985, as amended by Section 144 of the Companies Act 1989.

5. Interest

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year up to (and including) the Maturity Date.

If the Notes are in definitive form, except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

As used in these Terms and Conditions, **Fixed Interest Period** means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

Except in the case of Notes in definitive form where a Fixed Coupon Amount or Broken Amount is specified in the applicable Final Terms, interest shall be calculated in respect of any period by applying the Rate of Interest to:

(A) in the case of Fixed Rate Notes which are represented by a Global Note, the aggregate outstanding nominal amount of the Fixed Rate Notes represented by such Global Note (or, if they are Partly Paid Notes, the aggregate amount paid up); or

(B) in the case of Fixed Rate Notes in definitive form, the Calculation Amount;

and, in each case, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. Where the Specified Denomination of a Fixed Rate Note in definitive form comprises more than one Calculation Amount, the amount of interest payable in respect of such Fixed Rate Note shall be the aggregate of the amounts (determined in the manner provided above) for each Calculation Amount comprising the Specified Denomination without any further rounding.

Day Count Fraction means, in respect of the calculation of an amount of interest in accordance with this Condition 5(a):

(i) if "Actual/Actual (ICMA)" is specified in the applicable Final Terms:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the **Accrual Period**) is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Terms and Conditions:

Determination Period means each period from (and including) a Determination Date to but excluding the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

sub-unit means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an **Interest Payment Date**) which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 5(b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, **Business Day** means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and each Additional Business Centre specified in the applicable Final Terms; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney or Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the **TARGET System**) is open.

(ii) *Rate of Interest*

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Final Terms.

(A) *ISDA Determination for Floating Rate Notes*

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this sub-paragraph (A), **ISDA Rate** for an Interest Period means a rate equal to the Floating Rate that would be determined by the Principal Paying Agent under an interest rate swap transaction if the Principal Paying Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the **ISDA Definitions**) and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is a period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate (**LIBOR**) or on the Euro-zone inter-bank offered rate (**EURIBOR**), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (A), **Floating Rate**, **Calculation Agent**, **Floating Rate Option**, **Designated Maturity** and **Reset Date** have the meanings given to those terms in the ISDA Definitions.

Unless otherwise stated in the applicable Final Terms the Minimum Rate of Interest shall be deemed to be zero.

(B) *Screen Rate Determination for Floating Rate Notes*

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Final Terms) the Margin (if any), all as determined by the Principal Paying Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Principal Paying Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation

appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Final Terms.

(iii) *Minimum Rate of Interest and/or Maximum Rate of Interest*

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) *Determination of Rate of Interest and calculation of Interest Amounts*

The Principal Paying Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Principal Paying Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Principal Paying Agent will calculate the amount of interest (the **Interest Amount**) payable on the Floating Rate Notes or Index Linked Interest Notes for the relevant Interest Period by applying the Rate of Interest to:

(A) in the case of Floating Rate Notes or Index Linked Interest Notes which are represented by a Global Note, the aggregate outstanding nominal amount of the Notes represented by such Global Note (or, if they are Partly Paid Notes, the aggregate amount paid up); or

(B) in the case of Floating Rate Notes or Index Linked Interest Notes in definitive form, the Calculation Amount;

and, in each case, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. Where the Specified Denomination of a Floating Rate Note or an Index Linked Interest Note in definitive form comprises more than one Calculation Amount, the Interest Amount payable in respect of such Note shall be the aggregate of the amounts (determined in the manner provided above) for each Calculation Amount comprising the Specified Denomination without any further rounding.

Day Count Fraction means, in respect of the calculation of an amount of interest in accordance with this Condition 5(b):

(i) if "Actual/Actual (ISDA)", or "Actual/Actual" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360,calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

Y_1 is the year, expressed as a number, in which the first day of the Interest Period falls;

Y_2 is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

M_1 is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

M_2 is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

D_1 is the first calendar day, expressed as a number, of the Interest Period, unless such number is 31, in which case D_1 will be 30; and

D_2 is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30;

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360,calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

Y_1 is the year, expressed as a number, in which the first day of the Interest Period falls;

Y_2 is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

M_1 is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

M_2 is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

D_1 is the first calendar day, expressed as a number, of the Interest Period, unless such number would be 31, in which case D_1 will be 30; and

D_2 is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31, in which case D_2 will be 30; and

(vii) if "30E/360 (ISDA)" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

Y_1 is the year, expressed as a number, in which the first day of the Interest Period falls;

Y_2 is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

M_1 is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

M_2 is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

D_1 is the first calendar day, expressed as a number, of the Interest Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

D_2 is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31 and D_2 will be 30.

(v) *Notification of Rate of Interest and Interest Amounts*

The Principal Paying Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Trustee and any stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and notice thereof to be published in accordance with Condition 14 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and to the Noteholders in accordance with Condition 14. For the purposes of this paragraph, the expression **London Business Day** means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) *Determination or calculation by the Trustee*

If for any reason at any time the Principal Paying Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or calculate any Interest Amount in accordance with sub-paragraph (ii) or (iv), as the case may be, above, the Trustee shall determine the Rate of Interest at such rate plus or minus (as appropriate) the relevant Margin (if any) in its absolute discretion (having regard as it shall think fit to the foregoing provisions of this Condition 5 but subject always to sub-paragraph 5(i)(b)(iii) above), it shall deem fair and reasonable in all the circumstances and/or, as the case may be, the Trustee shall calculate the Interest Amount in the manner referred to in sub-paragraph (iv) above and such determination and/or calculation shall be deemed to have been made by the Principal Paying Agent or, as the case may be, the Calculation Agent.

(vii) *Certificates to be final*

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5(b), whether by the Principal Paying Agent or, if applicable, the Calculation Agent, shall (in the absence of wilful default, bad faith, manifest error or proven error) be binding on the Issuer, the Trustee, the Principal Paying Agent, the Calculation Agent (if applicable), the other Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Trustee, the Noteholders, the Receiptholders or the Couponholders shall attach to the Principal Paying Agent or the Calculation Agent (if applicable) in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) *Interest on Dual Currency Interest Notes*

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Final Terms.

(d) *Interest on Partly Paid Notes*

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Final Terms.

(e) Accrual of interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation of such Note (in the case of Bearer Notes) or Certificate representing the same (in the case of certificated Registered Notes) or, in the case of uncertificated Registered Notes, in compliance with the rules from time to time laid down by the Issuer in a manner consistent with the rules, practices and procedures of a relevant system, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

6. Payments

(a) Method of payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney or Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 8.

(b) Presentation of definitive Bearer Notes, Receipts and Coupons

Payments of principal in respect of definitive Bearer Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Bearer Notes, and payments of interest in respect of definitive Bearer Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of definitive Bearer Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant definitive Bearer Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Bearer Note to which it appertains. Receipts presented without the definitive Bearer Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Bearer Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive bearer form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 8) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 9) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive bearer form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive bearer form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A **Long Maturity Note** is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Bearer Note is not an Interest Payment Date, interest (if any) accrued in respect of such Bearer Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Bearer Note.

(c) Payments in respect of Global Notes

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Bearer Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be prima facie evidence that the payment in question has been made.

(d) Payments in respect of Registered Notes

Payments of principal and interest on each Registered Note will be made (subject, in the case of a payment of principal (other than instalments of principal prior to final instalment) in respect of a certificated Registered Note, to the presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relative Certificate at the specified office of the Registrar or any of the Paying Agents) by transfer to the Designated Account (as defined below) of the holder (or the first named of joint holders) of the certificated Registered Note appearing in the Register maintained by the Registrar at the close of business on the seventh business day (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar is located) before the relevant due date (the **Record Date**). Notwithstanding the previous sentence, if (i) a holder does not have a Designated Account or (ii) the principal amount of the Notes held by a holder is less than U.S.$250,000 (or its approximate equivalent in any other Specified Currency), payment will instead be made by a cheque in the Specified Currency drawn on a Designated Bank (as defined below) and mailed by uninsured mail on the business day in the city where the specified office of the Registrar is located immediately preceding the relevant due date to the holder (or the first named of joint holders) of the Registered Note appearing in the Register at the close of business on the Record Date at his address shown in the Register on the Record Date and at his risk.

For these purposes:

Designated Account means the account maintained by the holder with a Designated Bank and identified as such in the Register; and

Designated Bank means (in the case of payment in a Specified Currency other than euro) a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) and (in the case of payment in euro) any bank which processes payments in euro.

In the case of uncertificated Registered Notes, such steps will be taken as the Trustee shall consider necessary having regard to the Uncertificated Securities Regulations and to the rules, practices and procedures of a relevant system to indicate the making of such payment, and may include, if the Trustee thinks fit, a requirement for such uncertificated Registered Note to be changed to a certificated Registered Note before payment.

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	Date:	2 October, 2007
Fax:	001 202-772-9207	Ref:	Stock Exchange Announcement
From:	Secretariat	No. of pages	68 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

Holders of Registered Notes will not be entitled to any interest or other payment for any delay in receiving any amount due in respect of any Registered Note as a result of a cheque posted in accordance with this Condition arriving after the due date for payment or being lost in the post.

(e) General provisions applicable to payments

The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Bearer Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such Global Note.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Bearer Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Bearer Notes will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

(f) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, **Payment Day** means any day which (subject to Condition 9) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London;

(C) each Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney or Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(g) Interpretation of principal and interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 8;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 7(e)); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 8.

7. Redemption and purchase

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Maturity Date.

(b) Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Interest Note), on giving not less than 30 nor more than 60 days' notice to the Principal Paying Agent and, in accordance with Condition 14, the Noteholders (which notice shall be irrevocable), if as soon as practicable before giving such notice:

(i) the Issuer satisfies the Trustee that, on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 8 as a result of any change in, or amendment to, the laws or regulations of a Tax Jurisdiction (as defined in Condition 8), or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the conditions precedent set out above in which event it shall be conclusive and binding on the Noteholders, Receiptholders and Couponholders.

Notes redeemed pursuant to this Condition 7(b) will be redeemed at their Early Redemption Amount referred to in paragraph (e) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Final Terms, the Issuer may, having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 14; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee, the Principal Paying Agent and, in the case of a redemption of Registered Notes, the Registrar,

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Final Terms together, if appropriate, with

interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount and not more than the Maximum Redemption Amount, in each case as may be specified in the applicable Final Terms. In the case of a partial redemption of Notes, the Notes to be redeemed (**Redeemed Notes**) will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the **Selection Date**). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 14 not less than 15 days prior to the date fixed for redemption. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 14 at least five days prior to the Selection Date.

(d) Redemption at the option of the Noteholders (Investor Put)

If Investor Put is specified in the applicable Final Terms, upon the holder of any Note giving to the Issuer in accordance with Condition 14 not less than 30 nor more than 60 days' notice the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Final Terms, such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date. It may be that before an Investor Put can be exercised, certain conditions and/or circumstances will need to be satisfied. Where relevant, the provisions will be set out in the applicable Final Terms. Registered Notes may be redeemed under this Condition in any multiple of their lowest Specified Denomination.

To exercise the right to require redemption of this Note the holder of this Note must deliver such Note or the Certificate representing the same at the specified office of any Paying Agent (in the case of Bearer Notes) or the Registrar (in the case of certificated Registered Notes) at any time during normal business hours of such Paying Agent or, as the case may be, the Registrar falling within the notice period, accompanied by a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent or, as the case may be, the Registrar (a **Put Notice**) and in which the holder must specify (a) a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition and (b) in the case of certificated Registered Notes, the nominal amount thereof to be redeemed and, if less than the full nominal amount of the Registered Notes so surrendered is to be redeemed, an address to which the new Certificate in respect of the balance of such Registered Notes is to be sent subject to and in accordance with the provisions of Condition 2(b).

Any Put Notice or other notice given in accordance with the standard procedures of Euroclear and Clearstream, Luxembourg given by a holder of any Note pursuant to this paragraph shall be irrevocable except where prior to the due date of redemption an Event of Default shall have occurred and be continuing in which event such holder, at its option, may elect by notice to the Issuer to withdraw the Put Notice and instead to declare such Note forthwith due and payable pursuant to Condition 10.

A holder of uncertificated Registered Notes shall exercise the right to require redemption by complying with the rules, practices and procedures of a relevant system.

(e) Early Redemption Amounts

For the purpose of paragraph (b) above and Condition 10, each Note will be redeemed at the Early Redemption Amount calculated as follows:

(i) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount specified in, or determined in the manner specified in, the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its nominal amount; or

(iii) in the case of a Zero Coupon Note, at an amount (the **Amortised Face Amount**) calculated in accordance with the following formula:

Early Redemption Amount = RP x $(1 + AY)^y$

where:

RP means the Reference Price;

AY means the Accrual Yield expressed as a decimal; and

y is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Final Terms.

(f) *Instalments*

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (e) above.

(g) *Partly Paid Notes*

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Final Terms.

(h) *Purchases*

The Issuer or any Subsidiary of the Issuer may at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(i) *Cancellation*

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and any Notes purchased and cancelled pursuant to paragraph (f) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Principal Paying Agent and cannot be reissued or resold.

(j) *Late payment on Zero Coupon Notes*

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 10 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Notes has been received by the Principal Paying Agent, the Trustee or the Registrar and notice to that effect has been given to the Noteholders in accordance with Condition 14.

8. Taxation

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of any Tax Jurisdiction unless such withholding or deduction is required by law. In such event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(i) presented for payment in the United Kingdom; or

(ii) presented for payment by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with a Tax Jurisdiction other than the mere holding of such Note, Receipt or Coupon; or

(iii) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day (as defined in Condition 6(f)); or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein:

(i) **Tax Jurisdiction** means the United Kingdom or any political subdivision or any authority thereof or therein having power to tax; and

(ii) the **Relevant Date** means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Principal Paying Agent, the Trustee or the Registrar, as the case may be, on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 14 and, in the case of Registered Notes, cheques shall have been despatched and/or payment made in accordance with mandate instructions in accordance with Condition 6.

9. Prescription

The Notes (whether in bearer or registered form), Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 8) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 6(b) or any Talon which would be void pursuant to Condition 6(b).

10. Events of default

(a) Events of Default

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in principal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified to its satisfaction), (but in the case of the happening of any of the events mentioned in sub-paragraphs (ii), (iii) (other than the winding up or dissolution of the Issuer), (iv), (v) and (vi) below only if the Trustee has certified in writing to the Issuer that such event is, in its opinion, materially prejudicial to the interests of the Noteholders), give notice to the Issuer that the Notes are, and they shall accordingly forthwith become, immediately due and repayable at their principal amount, together with accrued interest as provided in the Trust Deed, if any of the following events (each an **Event of Default**) occurs:

(i) default is made in the payment of any principal or interest due in respect of the Notes or any of them and the default continues for a period of 7 days in the case of principal or 14 days in the case of interest; or

(ii) there is a failure in the performance of any obligation under the Notes or the Trust Deed (other than an obligation to make payment of any principal or interest thereunder) which:

(A) in the opinion of the Trustee, is incapable of remedy; or

(B) being in the opinion of the Trustee capable of remedy, continues for the period of 30 days (or such longer period as the Trustee may permit) after written notification

requiring such failure to be remedied has been given to the Issuer by the Trustee; or

(iii) (except for the purpose of a reconstruction, an amalgamation or, in the case of a Principal Subsidiary, a voluntary winding up, in each case the terms of which have previously been approved in writing by the Trustee) an order is made (and not discharged or stayed within a period of 30 days) or an effective resolution is passed for winding up the Issuer or any of its Principal Subsidiaries or an administration order is made in relation to the Issuer or any of its Principal Subsidiaries; or

(iv) an administrative or other receiver is appointed of the whole or substantially the whole of the assets of the Issuer or any of its Principal Subsidiaries and is not removed, paid out or discharged within 30 days or, following such 30 day period, the appointment is not being disputed in good faith; or

(v) the Issuer or any of its Principal Subsidiaries makes a general assignment for the benefit of its creditors; or

(vi) (A) any loan or other indebtedness for borrowed money (as defined in the Trust Deed) of the Issuer or any of its Principal Subsidiaries, amounting in aggregate to not less than £40,000,000 or its equivalent in other currencies, becomes due and repayable prematurely by reason of an event of default (however described) or is not repaid on its final maturity date (as extended by any applicable grace period); or

(B) any security given by the Issuer or any of its Principal Subsidiaries for any loan or indebtedness for borrowed money amounting in aggregate to not less than £40,000,000 or its equivalent in other currencies becomes enforceable and steps are taken to enforce the same; or

(C) default is made by the Issuer or any of its Principal Subsidiaries in making any payment due under any guarantee or indemnity given by it in respect of any loan or indebtedness for borrowed money amounting in aggregate to not less than £40,000,000 or its equivalent in other currencies.

(b) *Enforcement*

The Trustee may, in its discretion and without notice, take such proceedings against the Issuer as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and the Coupons, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed, the Notes, the Receipts or the Coupons unless (i) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of not less than one-quarter in principal amount of the Notes then outstanding and (ii) it shall have been indemnified to its satisfaction.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable period and the failure is continuing.

11. Replacement of Notes, Receipts, Coupons and Talons

Should any Bearer Note, Certificate, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Principal Paying Agent (in the case of Bearer Notes, Receipts or Coupons) or the Registrar (in the case of Certificates) upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Certificates, Bearer Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

12. Agents

The names of the initial Agents and their initial specified offices are set out below.

The Issuer is entitled to vary or terminate the appointment of any Agent and/or appoint additional or other Agents and/or approve any change in the specified office through which any Agent acts, provided that:

(i) there will at all times be a Principal Paying Agent; and

(ii) so long as the Notes are listed on any stock exchange, there will at all times be a Paying Agent (in the case of Bearer Notes) and a Transfer Agent (in the case of Registered Notes) with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange (or any other relevant listing authority); and

(iii) there will at all times be a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive; and

(iv) there will at all times be a Paying Agent in a jurisdiction within Europe, other than the jurisdiction in which the Issuer is incorporated.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 6(e). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 14.

In acting under the Agency Agreement, the Agents act solely as agents of the Issuer and, in the certain limited circumstances specified in the Agency Agreement and the Trust Deed, of the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor agent.

13. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Principal Paying Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 9.

14. Notices

All notices regarding the Bearer Notes will be deemed to be validly given if published in a leading English language daily newspaper of general circulation in London. It is expected that such publication will be made in the *Financial Times* in London. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange (or any other relevant authority) on which the Bearer Notes are for the time being listed. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers.

All notices regarding the Registered Notes will be deemed to be validly given if sent by first class mail or (if posted to an address overseas) by airmail to the holders (or the first named of joint holders) at their respective addresses recorded in the Register and will be deemed to have been given on the fourth day after mailing and, in addition, for so long as any Registered Notes are listed on a stock exchange and the rules of that stock exchange so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange.

Until such time as any definitive Bearer Notes are issued, there may, so long as any Global Notes representing the Bearer Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange and the rules of that stock exchange (or any other relevant authority) so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange (or any other relevant authority). Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Principal Paying Agent (in the case of Bearer Notes) or the Registrar (in the case of Registered Notes). Whilst any of the Bearer Notes are

represented by a Global Note, such notice may be given by any holder of a Bearer Note to the Principal Paying Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Principal Paying Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

15. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons, these Conditions or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer or Noteholders holding not less than ten per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing not less than 50 per cent. in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee and the Issuer may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to:

(a) any modification of the Notes, the Receipts, the Coupons, these Conditions or the Trust Deed which is, in the opinion of the Trustee, not materially prejudicial to the interests of the Noteholders; or

(b) any modification of these Conditions, the Notes, the Receipts, the Coupons or the Trust Deed which is in the opinion of the Trustee of a formal, minor or technical nature or is made to correct a manifest or proven error or to comply with mandatory provisions of the law.

Any such modification shall be binding on the Noteholders, the Receiptholders and the Couponholders and any such modification shall, unless the Trustee agrees otherwise, be notified to the Noteholders in accordance with Condition 14 as soon as practicable thereafter.

The Trustee may also agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the waiver or authorisation of any breach or proposed breach of any of these Conditions or any of the provisions of the Trust Deed or determine, without any such consent as aforesaid, that any Event of Default or Potential Event of Default (as defined in the Trust Deed) shall not be treated as such, which in any such case is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders.

In connection with the exercise by it of any of its trusts, powers, authorities or discretions (including, but without limitation), any modification, waiver, authorisation or determination), the Trustee shall have regard to the general interest of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except, in the case of the Issuer, to the extent provided for in Condition 8 and/or any undertaking given in addition to, or in substitution for, Condition 8 pursuant to the Trust Deed.

16. Substitution

Subject as provided in the Trust Deed, the Trustee, if it is satisfied that so to do would not be materially prejudicial to the interests of the Noteholders, may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the substitution of any successor in business to the Issuer or of a Subsidiary either of the Issuer or any successor in business to the Issuer in place of the Issuer or any successor in business to the Issuer as principal debtor under the Trust Deed, the Notes, the Receipts and the Coupons, provided in the case of a Subsidiary either of the Issuer or of any successor in business to the Issuer the obligations of such Subsidiary in respect of the Trust Deed, the Notes, the Receipts and the Coupons shall be guaranteed by the Issuer or such successor in business in a form satisfactory to the Trustee. Any such substitution shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee agrees otherwise, any such substitution shall be notified by the Issuer to the Noteholders as soon as practicable thereafter in accordance with Condition 14.

17. Indemnification of the Trustee and its Contracting with the Issuer

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified to its satisfaction.

The Trust Deed also contains provisions pursuant to which the Trustee is entitled, *inter alia*, (i) to enter into business transactions with the Issuer and/or any of its Subsidiaries and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer and/or any of its Subsidiaries, (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Noteholders, Receiptholders or Couponholders, and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

18. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the Issue Date, the amount and date of the first payment of interest thereon and/or the Issue Price and so that the same shall be consolidated and form a single Series with the outstanding Notes. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of bearer or registered notes of other Series in certain circumstances where the Trustee so decides.

19. Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Notes, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

20. Governing Law

The Trust Deed, the Agency Agreement, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer for its general corporate purposes (which include making a profit and making acquisitions). If, in respect of any particular issue of Notes which are derivative securities for the purposes of Article 15 of the Commission Regulation No. 809/2004 implementing the Prospectus Directive, there is a particular identified use of proceeds, this will be stated in the applicable Final Terms.

DESCRIPTION OF THE ISSUER

The legal and commercial name of the Issuer is Centrica plc. The Issuer was registered and incorporated in England and Wales under registration number 3033654 and operates under the Companies Act 1985 as a public limited company. The Issuer was incorporated on 16th March, 1995 and its shares were first traded on the London Stock Exchange on 17th February, 1997. The Issuer's registered office is located at Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD and the telephone number is 01753 494 000.

The Issuer is the parent company of the group (the **Group**) comprising Centrica plc and all its subsidiary undertakings. As the parent company of the Group, the Issuer is dependent on receiving dividends and revenues from its subsidiaries.

DIRECTORS AND SENIOR MANAGEMENT OF THE ISSUER

The directors and senior management of the Issuer, their position and principal activities outside the Group, where those are significant, are as follows:

Centrica plc Board of Directors

Name	Position	Outside Directorships/Activities
Helen Alexander	Non-executive director	Chief Executive, The Economist Group Non-executive director, Rolls-Royce plc Trustee, Tate Gallery
Phil Bentley	Managing Director, British Gas	Non-executive director, Kingfisher plc
Roger Carr	Chairman	Chairman, Mitchells & Butlers plc Deputy chairman, Cadbury Schweppes plc Senior adviser, Kohlberg Kravis Roberts & Co Ltd. Non-executive director, Bank of England Court of Directors
Mary Francis	Senior independent non-executive director	Non-executive director, Aviva plc Director, Fund Distribution Limited Non-executive director, St. Modwen Properties Plc Non-executive director, Alliance & Leicester plc Director, Almeida Theatre
Sam Laidlaw	Chief Executive	Trustee, RAFT Director of the Business Council of International Understanding
Nick Luff	Group Finance Director	Non-executive director, QinetiQ Group plc
Andrew Mackenzie	Non-executive director	Chief Executive, Industrial Minerals, Rio Tinto plc
Paul Rayner	Non-executive director	Finance director, British American Tobacco plc
Jake Ulrich	Managing Director, Centrica Energy	
Paul Walsh	Non-executive director	Chief executive, Diageo plc Non-executive director, Federal Express Corporation

		Governor, Henley Management Centre
		Deputy Chairman, the Prince of Wales International Business Leaders Forum

Centrica Executive Committee

Name	**Position**	**Outside Directorships/Activities**
Phil Bentley	As above	As above
Grant Dawson	Group General Counsel and Company Secretary	
Deryk King	Managing Director, Centrica North America	
Sam Laidlaw	As above	As above
Nick Luff	As above	As above
Catherine May	Group Director, Corporate Affairs	
Anne Minto	Group Director, Human Resources	Chairman, Centrica Pensions Schemes
		Trustee, Engineering Development Trust
Jake Ulrich	As above	
Chris Weston	Managing Director, British Gas Services	

The business address of the directors is c/o Centrica plc, Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD. There are no potential conflicts of interest between the duties to the Issuer of the directors and their private interests and/or other duties.

DESCRIPTION OF THE CENTRICA GROUP

Background

Formation

The Issuer was listed in 1997 following the demerger of the gas supply, service and retail businesses of British Gas plc together with its Morecambe gas field production activities. The Group at the time comprised British Gas Trading Limited, British Gas Services Limited, British Gas Energy Centres Limited and Accord Energy Limited, together with the gas production business of the North and South Morecambe gas fields owned through Hydrocarbon Resources Limited, and various other subsidiaries. It also owned the Goldfish brand.

Since 1997, the Group has made numerous acquisitions and disposals and has developed organically. The principal operations of the Group are described briefly below.

Principal Operations

British Gas Residential Energy

Under the *British Gas* name in England, the *Nwy Prydain* and *British Gas* names in Wales, and *Scottish Gas* in Scotland, the Group supplies gas and electricity to residential customers throughout Great Britain.

The gas supply market in Great Britain was fully liberalised in May 1998. As at 30th June, 2007, British Gas Residential Energy held a 46 per cent. share* of the residential gas supply market.

Since the residential electricity market opened to competition in 1998, the Group has gained organically around 5.81 million customers (equivalent to a 22 per cent. share* of the residential electricity supply market) to become one of the largest suppliers of electricity to residential customers in Britain.

British Gas Services

British Gas Services is one of the UK's leading national providers of maintenance and breakdown services for the home which it provides principally under the HomeCare range. In addition to central heating care and on-demand services, British Gas Services provides HomeCare for plumbing and drains, home electrics and kitchen appliances. It is also a national installer of central heating systems and domestic, monitored home security systems.

British Gas Services directly employs more than 9,100 engineers nationwide to carry out its gas, water and electrical services. In 2004 it acquired the franchise business Dyno-Rod, the UK's leading on-demand drain repair specialist as well as its related businesses in plumbing, locks and security services.

British Gas Business

Through British Gas Business, the Group supplies energy and related services to the UK commercial energy sector. As at 30th June, 2007, British Gas Business supplied gas and electricity to approximately 956,000 supply points, representing approximately 29 per cent. of the total UK industrial and commercial energy market by number of supply points, 14 per cent. by volume*.

Centrica Energy

The Group sources the gas and electricity needed to supply residential and industrial customers in Great Britain through Centrica Energy. Centrica Energy is responsible for upstream gas production, electricity generation operations, wholesale and certain industrial gas sales activities, and energy procurement optimisation and scheduling operations in all markets outside of North America.

Centrica Energy is responsible for the efficient management of the Group's portfolio of gas and electricity purchase contracts, and the operation of its offshore assets, including the Morecambe Bay gas fields which are managed by Hydrocarbon Resources Limited. The Group also has interests in approximately 20 producing gas fields in the North Sea and can supply around 25 per cent. of its annual gas requirements from its own sources. The Group also holds a number of exploration licences. Although these are principally in the UK Continental Shelf, the Group has participated in consortia which successfully bid for interests in

* Source: Group data.

Trinidad and Egypt and the Group also holds a 60 per cent. interest in two exploration blocks in Nigeria and has acquired an interest in four Norwegian exploration licences. In connection with these activities, the Group opened offices in Nigeria and Norway during 2006.

In September 2007 the Group announced the acquisition of Newfield UK Holdings Limited by virtue of which the Group will acquire certain North Sea gas assets.

The Group can supply around 54 per cent. of peak power demand for existing residential and industrial and commercial electricity customers* through its ownership of seven gas-fired power stations, a tolling arrangement with the owners of an 860MW power station at Spalding and a coal priced electricity supply contract with Drax Power Limited, owner of the Drax power station in North Yorkshire, which starts in October 2007 and will provide Centrica with access to 600MW of power. The Group owns a modern 1285MW combined cycle gas turbine (CCGT) power station in Stallingborough, North Lincolnshire. The Group also owns power stations at King's Lynn and Peterborough with a combined generating capacity of 745MW, a 268MW combined cycle gas turbine power station at Glanford Brigg, North Lincolnshire, the 229MW Roosecote gas fired power station in Barrow-in-Furness, Cumbria, the 245MW Barry power station in Wales and the 665MW North Killingholme power station in Lincolnshire. An 885MW CCGT plant in Langage, Devon, is in its construction phase and it is currently expected to commence commercial operations during winter 2008/2009.

The Group is increasingly involved in LNG projects, bidding successfully in March 2005 and again in May 2007 for import capacity in the expansion of the Isle of Grain LNG terminal and participating in a project exploring the possibility of redeveloping an existing LPG terminal at Canvey Island into a modern LNG reception facility.

The Group is producing green power from its 26MW onshore wind farm at Glens of Foudland, Aberdeenshire and a 90MW joint venture offshore wind farm at Barrow. The Group's construction of two 90MW offshore wind farms at Lynn and Inner Dowsing commenced in spring 2007 and first power from this project is expected in the third quarter of 2008. In January 2007 the Group submitted a planning application for the 250MW Round Two Lincs offshore wind farm. The Group has also acquired 50 per cent. of the equity of the 72MW Braes of Doune wind farm which is expected to be completed with production commencing in the near future.

In addition the Group has entered into a number of long term commodity purchase contracts including gas and electricity contracts with a number of international energy companies.

In November 2006 the Group acquired an 85 per cent. interest in Coastal Energy Limited which is seeking planning permission to build a clean coal power plant in Teesside, UK and a 55 per cent. interest in Coots Limited, a company developing a carbon sequestration business.

The Group's energy trading and wholesaling business, Accord Energy, trades with all the major participants in the wholesale British energy market and is an active player in the emerging European markets. Centrica Energy also manages gas transportation and shipping services through the UK-Continent Interconnector pipeline between Bacton on the Norfolk coast and Zeebrugge in Belgium.

Centrica Storage Limited

The Group acquired the Rough gas storage facility in November 2002. The facility consists of a partially depleted gas field (the Rough field) in the Southern North Sea, approximately 18 miles off the east coast of Yorkshire, together with an onshore gas processing terminal at Easington, approximately 27 miles south east of Hull. The Rough facility is operated by Centrica Storage Limited, a wholly owned subsidiary of the Issuer. It is currently the largest gas storage facility in the United Kingdom, able to meet approximately 10 per cent. of current national gas demand on a cold winter's day*.

Centrica Storage Limited acts on behalf of a range of customers, which include other Group companies. Following the acquisition by the Group of the Rough facility and the subsequent Competition Commission inquiry, "Undertakings" were agreed with the OFT which place certain obligations on Centrica Storage Limited and the Group in respect of the Storage business.

The undertakings require Centrica Storage Limited to be legally, financially and physically separate from all other Centrica businesses. The Company Secretary has responsibility for Centrica Storage Limited. In particular, there are restrictions prohibiting the disclosure by Centrica Storage Limited of commercially

* Source: Group data.

sensitive information to other such parts of the Group. In line with its obligations Centrica Storage Limited makes available the majority of capacity within the Rough facility to users other than Group companies.

Centrica North America

In August 2000, the Group entered the North American market with the acquisition of Direct Energy Marketing Limited (**Direct Energy**). Direct Energy remains the Group's principal operating company in the region and has expanded significantly since 2000 through further acquisitions and organic growth.

Direct Energy supplies energy and related services to residential and business customers in over twenty markets in Canada and the United States and now has over 5 million customer relationships. Direct Energy is organised into four pan-North American lines of business:

The first division, Mass Markets Energy, supplies natural gas and electricity to approximately 3 million residential and small commercial customers. Its principal markets include Ontario, Alberta, Manitoba, Texas, Ohio and New York, with smaller sales in Michigan, Pennsylvania and British Columbia. The business is based on three major acquisitions – Direct Energy in 2000, CPL Retail Energy LP and WTU Retail Energy LP in 2002 and the acquisition of over 1 million residential gas and electricity customers in Alberta from the ATCO Group in 2004 – and also organic growth through a variety of market channels.

The second division, Commercial and Industrial Energy, supplies natural gas and electricity to medium and large sized businesses, institutions and government. Its principal markets include most Canadian provinces, Texas and large parts of the north-eastern United States.

The third division, Home and Business Services, provides heating, ventilation and air-conditioning services, plumbing, electrical appliance repair, home improvement, building automation and energy advisory activities. It also offers advice on energy efficiency. The business was based on two primary acquisitions – Enbridge Services Inc, an Ontario home and business services company, in 2002 and the Residential Services Group, a home services business in the United States, in 2004. It has since diversified both geographically and by product and now serves over 2 million customers in more than 20 states and provinces.

The fourth division, Wholesale Energy and Upstream, comprises natural gas production operations in Western Canada, 1200MW of gas fired power generation and over 800MW of wind farm offtake agreements in Texas, energy management and procurement activities, wholesale energy trading and midstream gas (storage and transportation). It also undertakes development activities in carbon and renewable energy credits trading.

Europe

In Belgium, the Group jointly controls SPE SA in partnership with Gaz de France SA. SPE is the second largest power generation company in Belgium with around 1.5GW of principally gas-fired production capacity and around 400MW of capacity secured under long term procurement contracts. SPE SA currently has a customer base of around 1.5 million accounts comprising around 1 million mainly Flemish electricity customers and a further 500,000 Wallonian residential customers that transferred to SPE when the residential energy market in Wallonia opened in January 2007.

Since its acquisition by the Group in June 2005, Oxxio BV, the fourth largest energy retailer in Holland, has grown from 540,000 customer energy relationships to 669,000. To support future growth, the company signed a tolling agreement with Intergen for the output of a 400MW new build CCGT at Rijnmond which is expected to begin operations in 2009.

In the first half of 2007, the Group rebranded its Spanish operations to Centrica Energia. As market conditions improved, the Group successfully re-entered the Spanish electricity supply market and has contracted 0.5TWh of annual consumption.

In 2006 the Group created a German subsidiary, Centrica Energie GmbH, based in Düsseldorf, in response to positive developments in the legal and regulatory framework for competition in German energy markets.

UNITED KINGDOM TAXATION

The comments below, which are of a general nature and are based on current United Kingdom law and HM Revenue and Customs practice, describe certain aspects of the United Kingdom tax treatment in respect of the Notes. Some comments do not apply to certain classes of persons (such as dealers and persons connected with the Issuer) to whom special rules may apply. Prospective holders of Notes who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom are strongly advised to consult their own professional advisers.

Interest on the Notes

(1) *Payments of interest on the Notes may be made* without withholding or deduction for or on account of United Kingdom income tax as long as the Notes are and continue to be listed on a **recognised stock exchange** within the meaning of section 1005 of the Income Tax Act 2007. The London Stock Exchange is such a recognised stock exchange. Securities will be treated as listed on the London Stock Exchange if they are included in the Official List (within the meaning of and in accordance with the provisions of Part 6 of the Financial Services and Markets Act 2000) and admitted to trading on the London Stock Exchange. Provided, therefore, that the Notes remain so listed, interest may be paid on the Notes without withholding or deduction for or on account of United Kingdom income tax.

(2) Payments of interest may also be made without withholding or deduction for or on account of United Kingdom income tax by a company if, at the time the payments are made, the Issuer reasonably believes (and any person by or through whom interest on the Notes is paid reasonably believes) that the beneficial owner of the Note is within the charge to United Kingdom corporation tax in respect of that interest, provided that HM Revenue and Customs has not given a direction (in circumstances where it has reasonable grounds to believe that the above exemption is not available in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

(3) In addition to the exemptions referred to above, where the maturity of the Notes is less than 365 days payments of interest may be made without withholding or deduction for or on account of United Kingdom income tax.

(4) If none of these exemptions apply, interest will be paid under deduction of United Kingdom income tax at the savings rate (currently 20 per cent.) subject to any direction to the contrary from HM Revenue and Customs in respect of such relief as may be available pursuant to the provisions of any applicable double taxation treaty.

(5) If Notes are redeemed at a premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest. In that event, payments thereof would be subject to the treatment outlined in paragraphs (1) to (4) above and to the reporting requirements mentioned in paragraph (7) below.

(6) Noteholders who are individuals may wish to note that persons in the United Kingdom paying or crediting interest to or receiving interest for or on behalf of a Noteholder or who either pays amounts payable on the redemption of the Notes to or receives such amounts for the benefit of another person may be required, in certain circumstances, to provide certain information to the United Kingdom HM Revenue and Customs (including the name and address of the beneficial owner of the payment) regarding the identity of the payee or person entitled to the payment. HM Revenue and Customs also has power, in certain circumstances, to obtain information from any person in the United Kingdom who pays amounts payable on the redemption of Notes which are deeply discounted securities for the purposes of the Income Tax (Trading and Other Income) Act 2005 to or receives such amounts for the benefit of another person, although HM Revenue and Customs published practice indicates that HM Revenue and Customs will not exercise its power to obtain information where such amounts are paid or received on or before 5th April, 2008. In certain circumstances, HM Revenue and Customs may exchange such information with tax authorities of other jurisdictions.

(7) The interest or any discount or premium on a Note issued by the Issuer has a United Kingdom source and accordingly may be chargeable to United Kingdom income tax by direct assessment even where the interest is paid without withholding. However, neither the interest nor any discount or premium is chargeable to United Kingdom tax in the hands of a Noteholder (other than certain trustees) who is not resident for tax purposes in the United Kingdom unless that Noteholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom in connection with which the interest, discount or premium is received or to which those

Notes are attributable (and where that Noteholder is a company, unless that Noteholder carries on a trade in the United Kingdom through a permanent establishment in connection with which the interest, discount or premium is received or to which the Notes are attributable. There are certain exemptions for interest, discounts and premiums received by certain specified categories of agent (such as some brokers and investment managers).

(8) Noteholders should note that the provisions relating to additional amounts referred to in "*Terms and Conditions of the Notes – Taxation*" above would not apply if HM Revenue and Customs sought to assess directly the person entitled to the relevant interest to United Kingdom tax. However, exemption from, or reduction of, such United Kingdom tax liability might be available under an applicable double taxation treaty.

Other United Kingdom Taxation Considerations

(9) Holders of Notes which are companies within the charge to United Kingdom corporation tax may be subject to United Kingdom corporation tax on their holding, disposal or redemption of Notes. The nature of the tax charge will depend on the terms of the Note in question and the particular circumstances of the relevant Noteholder. In particular, Noteholders within the charge to United Kingdom corporation tax should have regard to the provisions of the "loan relationship" legislation contained in the Finance Act 1996.

(10) Holders of Notes who are individuals or trustees and who are resident or ordinarily resident in the United Kingdom or who carry on a trade in the United Kingdom to which the Notes are attributable may be subject to United Kingdom income or capital gains tax on their holding, disposal or redemption of Notes. The nature of the tax charge will depend on the terms of the Note in question and the particular circumstances of the relevant Noteholder. *In particular such Noteholders should* have regard to the chargeable gains legislation, the "accrued income scheme" and the "deeply discounted securities" legislation.

EU Savings Directive

(11) Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have adopted similar measures (a withholding system in the case of Switzerland).

SUBSCRIPTION AND SALE

The Dealers have, in a programme agreement dated 7th September, 2001, as supplemented, amended and/or restated by the amended and restated programme agreement dated 28th September, 2007 (the **Programme Agreement**) agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "*Terms and Conditions of the Notes*" above.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Final Terms.

Public Offer Selling Restriction under the Prospectus Directive

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a **Relevant Member State**), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **Relevant Implementation Date**) it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this Base Prospectus as completed by the final terms in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(d) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (a) to (d) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an **offer of Notes to the public** in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression **Prospectus Directive** means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a) in relation to any Notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (**FSMA**) by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Base Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms.

GENERAL INFORMATION

Authorisation

The establishment and updates of the Programme and the issue of Notes have been duly authorised by resolutions of the Board of Directors of the Issuer dated 28th June, 2001, 4th September, 2002, 20th October, 2005, 21st September, 2006 and 20th September, 2007.

Listing of Notes

The admission of Notes to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market will be admitted separately as and when issued, subject only to the issue of a Global Note or Notes initially representing the Notes of such Tranche. Application has been made to the UK Listing Authority for Notes issued under the Programme to be admitted to the Official List and to the London Stock Exchange for such Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market. The listing of the Programme in respect of Notes is expected to be granted on or before 3rd October, 2007.

Documents Available

For the period of 12 months following the date of this Base Prospectus, copies of the following documents will, when published, be available from the registered office of the Issuer and from the specified office of the Paying Agent for the time being in London:

(a) the Memorandum and Articles of Association of the Issuer;

(b) the consolidated audited financial statements of the Issuer in respect of the two financial years ended 31st December, 2005 and 2006 together with the audit reports prepared in connection therewith;

(c) the most recently published audited annual financial statements of the Issuer and the most recently published unaudited interim financial statements (if any) of the Issuer, in each case together with any audit or review reports prepared in connection therewith;

(d) the Programme Agreement, the Agency Agreement, the Trust Deed and the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(e) a copy of this Base Prospectus;

(f) any future offering circulars, base prospectuses, information memoranda and supplements including Final Terms (save that Final Terms relating to a Note which is neither admitted to trading on a regulated market in the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Issuer and the Paying Agent as to its holding of Notes and identity) to this Base Prospectus and any other documents incorporated herein or therein by reference; and

(g) in the case of each issue of Notes admitted to trading on the Gilt Edged and Fixed Interest Market subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes are expected to be accepted for clearance through Euroclear and Clearstream, Luxembourg (which are the entities in charge of keeping the records). The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Final Terms.

The address of Euroclear is Euroclear Bank SA/NV, 1 Boulevard du Roi Albert II, B-1210 Brussels and the address of Clearstream, Luxembourg is Clearstream Banking, 42 Avenue JF Kennedy, L-1855 Luxembourg.

Conditions for determining price

The price and amount of Notes to be issued under the Programme will be determined by the Issuer and the relevant Dealer at the time of issue in accordance with prevailing market conditions.

Significant or Material Change

There has been no significant change in the financial or trading position of the Issuer and its Subsidiaries taken as a whole since 30th June, 2007 and there has been no material adverse change in the financial position or prospects of the Issuer and its Subsidiaries taken as a whole since 31st December, 2006.

Litigation

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware), nor have there been such proceedings in the 12 months preceding the date of this document, which may have or have in such period had a significant effect on the financial position or profitability of the Issuer and/or the Group.

Auditors

The auditors of the Issuer are PricewaterhouseCoopers LLP, Chartered Accountants, of One Embankment Place, London WC2N 6RH who have audited the Issuer's consolidated accounts, without qualification, in accordance with generally accepted auditing standards in the United Kingdom for each of the two financial years ended on 31st December, 2005 and 31st December, 2006. The auditors of the Issuer have no material interest in the Issuer. PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants of England and Wales.

Post-issuance information

The Issuer does not intend to provide any post-issuance information in relation to any assets underlying issues of Notes constituting derivative securities.

REGISTERED OFFICE OF THE ISSUER

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX

PRINCIPAL PAYING AGENT

HSBC Bank plc
8 Canada Square
London E14 5HQ

PAYING AGENT

HSBC Institutional Trust Services (Ireland) Limited
HSBC House
Harcourt Centre
Harcourt Street
Dublin 2

LEGAL ADVISERS

To the Issuer

Allen & Overy LLP
One Bishops Square
London E1 6AO

To the Dealers and the Trustee

Simmons & Simmons
CityPoint
One Ropemaker Street
London EC2Y 9SS

AUDITORS

PricewaterhouseCoopers LLP
One Embankment Place
London WC2N 6RH

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Mitsubishi UFJ Securities International plc
6 Broadgate
London EC2M 2AA

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

Banc of America Securities Limited
5 Canada Square
London E14 5AQ

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

HSBC Bank plc
8 Canada Square
London E14 5HQ

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

RECEIVED
2007 OCT -2 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 September 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed documents are to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Encs

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*
CENTRICA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*
PHIL BENTLEY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
HOLDING IN RESPECT OF PHIL BENTLEY

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
ORDINARY SHARES OF 6 14/81 PENCE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
PHIL BENTLEY

8. State the nature of the transaction
EXERCISE OF SHARESAVE OPTIONS

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
5161

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
LESS THAN 0.00014

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
OPTION PRICE 182.6 PENCE PER SHARE

14. Date and place of transaction
28 SEPTEMBER 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
618,298 ORDINARY SHARES
0.017%

16. Date issuer informed of transaction
28 SEPTEMBER 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N.A.

18. Period during which or date on which it can be exercised
N.A.

19. Total amount paid (if any) for grant of the option
N.A.

20. Description of *shares* or debentures involved *(class* and number)
N.A.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N.A.

22. Total number of *shares* or debentures over which options held following notification
N.A.

23. Any additional information
N.A.

24. Name of contact and telephone number for queries

CENTRICA INVESTOR RELATIONS	01753 494900
CENTRICA MEDIA RELATIONS	01753 494085

Name and signature of duly authorised officer or *issuer* responsible for making notification

ROBIN HEALY
DATE OF NOTIFICATION 28 SEPTEMBER 2007

28 September 2007

Centrica plc ('the Company')

Total Voting Rights

In conformity with the Disclosure and Transparency Rules ('the Rules'), we notify the market of the following:

At the date of this notice, the issued capital of the Company comprises 3,678,387,498 ordinary shares. All of these shares carry voting rights of one vote per share.

The Company does not currently hold any shares in treasury.

The above figure of 3,678,387,498 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Rules.

Robin Healy
Centrica plc
01753 494 017

END